U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE ANNUAL PERIOD ENDED: December 31, 2022

BioLife4D Corporation

(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

8731	81-4586116
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.00001 per share

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this report, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income, and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal,” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this report speak only as of the date of this report, and we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies, and uncertainties, most of which are difficult to predict and many of which are beyond our control. The following factors, among others, may cause our actual results, performance, or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements:

●	the timing of receipt of regulatory approvals;

●	economic changes either nationally or in the markets in which we operate, including declines in employment, volatility of mortgage interest rates, and inflation;

●	downturn in the biotechnology industry;

●	changes in assumptions used to make industry forecasts;

●	continued volatility and uncertainty in the credit markets and broader financial markets;

●	our future operating results and financial condition;

●	our business operations;

●	changes in our business and investment strategy;

●	availability, terms, and deployment of capital;

●	changes in, or the failure or inability to comply with, governmental laws and regulations;

●	the degree and nature of our competition;

●	our leverage and debt service obligations;

●	general volatility of the capital markets and the lack of a market for shares of our securities;

●	availability of qualified personnel and our ability to retain our key personnel;

●	our financial performance;

●	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act; and

●	additional factors discussed under the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.”

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this report and are subject to risks and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this report relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

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ITEM 1. BUSINESS.

Our Origins

After several years of extensive research into the specific processes and technologies of the evolving 3D bioprinting and regenerative medicine fields, medical manufacturing industry veteran Steven Morris recognized the potential of this emerging market. This research, along with more than 15 years of extensive hands-on experience in the medical field, led to the formation of BIOLIFE4D in 2016, a regenerative medicine 3D bioprinting company, whose goal is to facilitate the biological printing of viable human organs, beginning with a heart, for utilization in cardiotoxicity testing and ultimately, if FDA approval is obtained, patient-specific human transplantation. In plain terms, our mission is to make human heart replacement affordable and accessible– saving lives and giving mankind the gift of time.

We plan to continue to leverage and optimize what we believe is the best research and technology available to us, capitalize on new advancements in digital capabilities, and bring together highly experienced industry specialists in an innovative and creative way to drive a single shared vision to revolutionize medical care for the benefit of all humanity.

We have established a scientific advisory board with specific experience in life-sciences, biomedical engineering, and tissue engineering and we have also engaged specialists in mechanical engineering, software technologies, and applications engineering. (See biographies of our Scientific Advisory Board in “Management.”)

Preliminary Milestones

In June 2018, we announced the achievement of our first initial milestone, the proof of concept for our cardiac patch. The significance of the cardiac patch was, among other things, a validation that we were able to deploy the process central to our technology, namely taking human specialized cells (i.e., mono-nuclear blood cells) and reprogramming them into induced adult stem cells (induced pluripotent stem cells or “iPS”); and then reprogramming them again (differentiation) into the specialized cells which make up the human heart (i.e., cardiomyocytes, etc.); and then putting those cells into a specially formulated “bioink” creating the 3D aqueous environment similar to that which is found inside the human body; and then using the bioink to 3D bioprint living human cardiac tissue.

Immediately thereafter, we turned our focus on the “mini-heart,” a scaled-down version of a human heart bioengineered using essentially the same process as the cardiac patch. Upon commercialization, the mini-heart could be significant in two ways: first, we would be able to announce to the world that we successfully bioengineered a human organ (albeit a scaled down version) and second, it represents a significant short-term path to market for us and our ability to potentially generate revenue. We hope to begin initial commercialization of our mini-heart either late 2023 or early 2024.

We introduced our first version of the mini-heart in 2019 and plan to introduce two versions of the mini-heart in the future. FDA approval is not required for the mini-heart to initially get to the market and there is no regulatory path that needs to be followed. This is because the mini-heart is not intended to ever be used in humans and, at least at the onset, will not replace any current FDA requirements for cardiotoxicity testing.

The first version of the mini-heart represents our proof of concept and was completed in summer 2019. It enabled us to announce that we achieved this incredible milestone. While this initial version included the major components of the heart, it was not fully functional.

The second version of the mini-heart is expected to be released and ready for testing in late 2023 or early 2024. After testing is completed, this second version on the mini-heart is planned to be released initially to the domestic U.S. market and then marketed internationally. This second version of the mini-heart will be a refined and further optimized version of the proof of concept and has the purpose of being able to provide pharma better predictive results for cardiotoxicity screening as compared to the current animal model, thus potentially saving this industry billions of dollars in lost research and development (“R&D”) costs and lost time in bringing novel vaccines, drugs and therapies to the point of human clinical trials which had a positive indication in the animal trials but ultimately fail in human trials. While there is not a required regulatory pathway needed to initially release the mini-heart for commercialization because it will be a test that pharmaceutical companies can use in addition to FDA required protocols, it is our intention to nevertheless work with the FDA utilizing this version of the mini-heart to determine the necessary protocol and testing that the FDA would require to potentially replace their current gold standard animal-based cardiotoxicity model with our mini-heart model.

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The third version is planned to be a mini-heart that, instead of representing a healthy human heart model for testing purposes, will have abnormalities bioengineered directly into the mini-heart. The applications for this version are potentially substantial as well, providing a predictive model for people working on therapies for specific abnormalities so they can test their potential therapies on a model which has that specific abnormality.

Should we complete protocols established by the FDA to enable the mini-heart to replace the associated animal testing, the market would expand geometrically not only in the U.S. but internationally. It is common for other countries’ regulatory agencies to follow suit with testing practices utilized in the U.S., thus potentially making our mini-heart a global gold standard worldwide for cardiotoxicity testing purposes. This said, while we work with the FDA, we may also have the opportunity to work with any and all other regulatory agencies around the world to have them implement the mini-heart as their standard prior to the FDA approving it in the U.S.

Currently we are working with the industry to provide the necessary protocols required by pharmaceutical companies to utilize the mini-heart for their testing purposes. For instance, we will be provided several compounds which tested positive (indicated safe) with the animal model and indeed tested positive (safe) in humans, as well as compounds which tested positive in animals but failed in humans. The positive in animal and positive in human tests provide correlation, the “false positive” is what our mini-heart should be able to provide better predictive results to the industry and could save the industry billions of dollars, and could save countless wasted years chasing therapies which could ultimately fail in humans. There is additional electrophysiology, action potential, contractility, and other parameters currently being established in order to not only satisfy cardiotoxicity indicators but efficacy indicators as well.

We have two pending U.S. provisional patent applications:

1.	U.S. Provisional Patent Application Serial No. 63/342,228, filed May 16, 2022, titled “Methods and Compositions for Organ Printing;” and
2.	U.S. Provisional Patent Application Serial No. 63/440,501, filed January 23, 2023, titled “Bioprinting with Cellulose.”

Prior to expiration of the provisional patent application for “Methods and Compositions for Organ Printing,” we plan to file a corresponding nonprovisional application for the patent within the 12 month pendency period.

Our first provisional patent application is for the method to bioprint mini-hearts. We developed a new bioink based on alginate and optimized parameters for the bioprinting of mini-hearts using extrusion based bioprinting. The provisional patent application describes our methods and parameters for extrusion based bioprinting of mini-hearts using an alginate based bioink.

Our second provisional patent application is for a bioink based on cellulose. We developed and optimized a new bioink with cellulose as the key component. This provisional patent application describes the composition of the bioink, along with sample prints conducted using this bioink. We believe that this bioink that was developed in our lab will have applications in the production of our mini-hearts for cardiotoxicity testing.

A provisional patent application is an initial patent application filed with the U.S. Patent and Trademark Office in order to establish a filing date, but does not begin the patent examination process.  For an invention to be patentable, it must be novel and nonobvious with respect to the prior art. Prior art includes publications, patents, and certain other material that was publicly available before the filing date of a patent application. Thus, by filing a provisional patent application and securing a filing date, the applicant limits the universe of prior art that may otherwise impact the patentability of the invention described in the application. A provisional patent application expires after one year, by which time the applicant needs to continue the patent process by filing a nonprovisional application. The nonprovisional application will be entitled to the benefit of the filing date of the provisional application to the extent that the invention described in the nonprovisional application is also described in the provisional application. In other words, when the nonprovisional application is examined by the U.S. Patent and Trademark Office (or foreign patent offices that similarly recognize the priority filing date of the provisional application), prior art will be limited to those items that were available before the filing date of the provisional patent application - newer art that first became available after the filing date of the provisional patent application would not be available to undermine the patentability of the claimed invention.

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FDA Timeline Expectations

We are not aware of any current FDA regulatory requirements for sale or use of 3D printed organs. GLP data is required in the development of any human therapeutic and we plan to design our technology platform to support compliance with GLPAs. As we move into clinical and commercial settings, full compliance with the FDA’s cGTP (current Good Tissue Practices) and cGMP (current Good Manufacturing Practices) guidelines will be required for suitable design and documentation for clinical use of our products. When we do, in fact, attempt to acquire FDA approvals, this process could take many years. While our initial release of our mini-heart is not expected to require FDA approval, each item we bioengineer for human transplantation will require FDA approval and, as such, , we will not generate any revenues from anu such events for at least five years, if not more.

On December 4, 2017, the FDA released a statement regarding its policies related to 3D bioprinting. The FDA is currently making an effort to provide a comprehensive policy framework to manufacturers and a more efficacious pathway to getting state-of-the-art medical products into the hands of patients and healthcare providers. The FDA also plans to review the regulatory issues related to the bioprinting of biological, cellular, and tissue-based products in order to determine whether additional guidance is needed beyond the recently released regulatory framework on regenerative medicine medical products. The Center for Biologics Evaluation and Research has recently interacted with more than a half-dozen manufacturers who have expressed interest in using 3D printing in some capacity to produce their medical products.1

Compassionate Use Exemption

At the appropriate time, after appropriate lab tests and trials regarding animals are complete, we might look to the use of a Compassionate Use Exemption for the fully bioengineered heart. Compassionate Use Exemption may be used when a patient is faced with a serious or life-threatening disease or condition and has no other options. The compassionate use provision may allow us to test our products on patients where their treating physician believes the device will save the life of the patient or if there is no other alternative.

The compassionate use provision provides a path to accessing investigational devices that have not received full FDA approval or clearance for patients for whom the treating physician believes the device may provide a benefit in treating and/or diagnosing their disease or condition. There is no guarantee the FDA will provide us this type of clearance as it is traditionally used for devices.

Right to Try Act

The Right to Try Act, or the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act, was signed into law May 30, 2018. This law is another way for patients who have been diagnosed with life-threatening diseases or conditions who have tried all approved treatment options and who are unable to participate in a clinical trial to access certain unapproved treatments.2

The Right to Try Act permits/allows eligible patients to have access to eligible investigational drugs.

An eligible patient is a patient who has:

-	Been diagnosed with a life-threatening disease or condition;
-	Exhausted approved treatment options and is unable to participate in a clinical trial involving the eligible investigational drug (this must be certified by a physician who is in good standing with their licensing organization or board and who will not be compensated directly by the manufacturer for certifying); and
-	Has provided, or their legally authorized representative has provided, written informed consent regarding the eligible investigational drug to the treating physician.

1U.S. Food and Drug Administration, Statement by FDA Commissioner Scott Gottlieb, M.D., on FDA ushering in new era of 3D printing of medical products; provides guidance to manufacturers of medical devices, December 4, 2017.

2 U.S. Food and Drug Administration, Right to Try, January 14, 2020.

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An eligible investigational drug is an investigational drug:

-	For which a Phase 1 clinical trial has been completed;
-	That has not been approved or licensed by the FDA for any use;
-	For which an application has been filed with the FDA or is under investigation in a clinical trial that is intended to form the primary basis of a claim of effectiveness in support of FDA approval and is the subject of an active investigational new drug application submitted to the FDA; and
-	Whose active development or production is ongoing, and that has not been discontinued by the manufacturer or placed on clinical hold by the FDA.

Medical Devices

We believe that our future products will be regulated in the United States similarly as Class III medical devices by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, adherence to good manufacturing practices and maintenance of product complaint records, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are life-sustaining or life-supporting devices. Class III devices require rigorous preclinical and clinical testing prior to their approval and generally require a pre-market approval, or PMA, or a PMA supplement approval by the FDA prior to their sale.

Manufacturers must file an Investigational Device Exemption, or IDE, application if human clinical studies of a device are required and if the FDA considers investigational use of the device to represent significant risk to the patient. The IDE application must be supported by data, typically including the results of animal and nonclinical laboratory testing of the device. The animal and nonclinical laboratory testing must meet the FDA’s good laboratory practice requirements. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional review board to ensure the protection of patients’ rights.

Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA or PMA supplement application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as testing and literature to establish the safety and effectiveness of the device. PMA approval may be conditioned upon the conduct of certain post-approval studies, such as long-term follow-up studies.

As an alternative to the PMA approval process, manufacturers may apply for a Humanitarian Use Device, or HUD, designation and a corresponding HDE. An HUD is a designation for a medical device intended to benefit patients in the treatment or diagnosis of a disease or condition that affects or is manifested in fewer than 4,000 individuals in the United States per year. An applicant for an HUD designation must provide documentation that the device meets the criteria of an HUD as well as provide a description of the disease or condition the device is meant to treat, along with proposed indications and the reasons why the device is needed for its intended population. Once an HUD designation is obtained for the device, the device can be submitted for an HDE. An HDE application is similar to an application for a PMA, but is exempt from the effectiveness requirements of a PMA. Instead, the FDA must determine that the device does not expose patients to an unreasonable or significant risk of illness or injury, and that the probable benefit to health outweighs the risk of injury or illness from its use, taking into account the probable risks and benefits of currently available devices or alternative forms of treatment. “Reasonably obtainable” clinical data are required to support an HDE application. These data may be obtained from the clinical use of the device for a different HDE-approved indication or from a clinical study of the HUD designated device. If the clinical data are available from the clinical use of the device for a different indication, the HDE can be granted without an IDE. If clinical data are to be obtained from a clinical study of the HUD designated device, an IDE application is required to request approval for the clinical study. When the clinical study is completed, we can submit an HDE application for approval to market the device as an HUD.

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Obtaining an HDE designation allows the manufacturer to market the device as an HUD up to a maximum of 4,000 patients in the United States per year. However, before a facility is permitted to use an HDE-approved device, other than for emergency use, it must receive approval from its applicable Institutional Review Board, or IRB. This could limit the number of patients eligible to receive an HDE-approved device each year. The device manufacturer is responsible for ensuring that an HDE-approved device is administered only in facilities having an IRB constituted and acting in accordance with the FDA’s regulations governing IRBs, including continuing review of use of the device.

Also, unless an HDE-approved device satisfies certain eligibility criteria, it cannot be sold for an amount that exceeds the costs of research and development, fabrication, and distribution of the device. In order to be sold at a price in excess of these costs, the HDE-approved device must satisfy one of the following criteria, which we refer to as the HDE Eligibility Criteria:

●	The device is intended for the treatment or diagnosis of a disease or condition that occurs in pediatric patients or in a pediatric subpopulation, and such device is labeled for use in pediatric patients or in a pediatric subpopulation in which the disease or condition occurs; or

●	The device is intended for the treatment or diagnosis of a disease or condition that does not occur in pediatric patients, or that occurs in pediatric patients in such numbers that the development of the device for such patients is impossible, highly impracticable, or unsafe.

We believe that FDA regulations will require us to register as a medical device manufacturer with the FDA. Because of this, the FDA will most likely inspect us on a routine basis for compliance with the Quality System Regulation, or QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facility. Further, the FDA most likely will require us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

●	warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications, recall or seizure of our products;

●	operating restrictions, partial suspension, or total shutdown of production;

●	delay in processing applications for new products or modifications to existing products;

●	mandatory product recalls;

●	withdrawing approvals that have already been granted; or

●	criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

We will also be subject to other federal, state, and local laws, regulations, and recommendations relating to safe working conditions, laboratory, and manufacturing practices.

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Market Drivers

Cardiovascular disease is the leading underlying cause of death in the U.S.3 and accounts for about one-third of all deaths worldwide.4 In the U.S. alone, heart disease claims more than 659,000 lives every year.4 And only around 5,000 cardiac transplants occur worldwide every year.5 Heart disease is the leading cause of death for both men and women globally.6 In fact, cardiovascular diseases surpass the annual mortality rate of all types of cancer combined.7 Just in the U.S., one person dies of a heart disease-related event every 36 seconds.8 In China, cardiovascular disease claims a life every ten seconds.9 In 2030, the global cost of cardiac disease is set to rise to $818 billion.10 This includes the cost of healthcare services, medicines, and lost productivity due to death. This is a global problem.

Optimizing a proposed groundbreaking cardiac tissue regeneration and organ replacement process, we plan to address a critical unmet need in the treatment of this devastating disease. While we plan to focus on the human heart, the process may also be leveraged to address numerous other medical challenges.

Ultimately, by providing viable tissues and/or organs bioprinted from a patient’s own cells to replace damaged organs, we plan to tap into a global market serving the continually expanding global human population.

Current human organ transplant capabilities – with their myriad challenges, high costs and other deficiencies – are ripe for the kind of innovation and process optimization that we look to deliver.

The global transplantation market size is expected to reach $19.52 billion by 2028 and the market is anticipated to register a CAGR of 11.5% from 2021 to 2028.11 In the U.S. alone, more than 100,000 people are on an organ transplant waiting list and many others need to be on the list but do not qualify due to disqualifying factors.12 In 2009, 25 people per day died while on the waiting list in the U.S. alone.12

And even for those fortunate enough to receive a heart donor transplant, approximately 50% still die within ten years of the transplant. 12 Our proposed process specifically seeks to address this challenge. Medical applications for 3D printing are expanding rapidly and are expected to revolutionize healthcare.13

3 Mortality in the United States, 2020, NCHS Data Brief No. 427, December 2021.

4 Gregory Roth, CVD Causes One-Third of Deaths Worldwide Study Examines Global Burden of CVD: American College of Cardiology, May 2017.

5 Taylor DO, Edwards LB, Boucek MM, et al. Registry of the International Society for Heart and Lung Transplantation: twenty-fourth official adult heart transplant report--2007. J Heart Lung Transplant 2007; 26:769.

6 World Health Organization, Cardiovascular Diseases, June 11, 2021.

7 Weir HK, Anderson RN, Coleman King SM, Soman A, Thompson TD, Hong Y, et al. Heart Disease and Cancer Deaths — Trends and Projections in the United States, 1969–2020. Prev Chronic Dis 2016;13:160211.

8 Mozafarian D, Benjamin EJ, Go AS, et al. on behalf of the American Heart Association Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics – 2019 Update: a report from the American Heart Association. Circulation. 2019;139:e56-e528. doi: 10.1161/CIR.0000000000000659

9 European Society of Cardiology. “One CVD death in China every 10 seconds.” ScienceDaily, October 11, 2012.

10 Go A Mozaffarian D, Roger V, Benjamin E, et al. Executive Summary: Heart disease and stroke statistics—2014 update. Circulation. 2014; 129: e28-e292.

11Polaris Market Research, July 6, 2021 Report.

12 Hertz M, Taylor D, Trulock E, Boucek M, Mohacsi P, Edwards L, et al. The registry of the International Society for Heart and Lung Transplantation: nineteenth official report-2002. J Heart Lung Transplant. 2002; 21:950.

13 Schubert C, van Langeveld MC, Donoso LA. Innovations in 3D printing: a 3D overview from optics to organs. Br J Ophthalmol. 2019;98(2):159–161.

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Separate from our primary focus on organ transplants, we could potentially leverage its process to also participate in pharmaceutical discovery and address the need for better predictive tools that pharmaceutical companies can use to more efficiently test drug efficacy and/or toxicity. In 2020, the median capitalized research and development investment to bring a new drug to market was estimated at $985 million and the FDA approved 355 new drugs and biologics from 2009 through 2018.14 In 2019, the pharmaceuticals industry spent $83 billion for research and development drug discovery.15 Human tissues created by our process could make drug compound evaluation faster, more accurate and less risky than conventional testing methods used by pharmaceutical companies.

Yet another potentially significant opportunity that our process could provide is an alternative to pharmaceutical testing on animals. The FDA is committed to animal welfare in research by reducing, replacing and/or refining the use of animals in research. The agency is optimistic that cultivating new research approaches can help continue to reduce the need for animal testing.16

Competitive Positioning and Value Proposition

We are purpose-driven, with leadership that has set its sights on a single shared vision. We continue to assemble a best-in-class team with a history of success, a team we believe can navigate their way along the forefront of an evolution in life-sciences technology, and who can move and pivot quickly without the management bureaucracy or corporate red tape that might prevent some of our competitors from being efficient, innovative, or creative.

Standing ready to capitalize on a potentially significant market opportunity, we plan to take advantage of these favorable competitive dynamics for success. We plan to leverage and optimize the best available research and technology to revolutionize medical care through innovation and introduce a potential paradigm shift in three-dimensional patient-specific organ bioprinting.

We plan to strategically position ourselves at the center of an unprecedented convergence of regenerative medicine, adult stem cell biology, additive manufacturing, and computing technology – all having reached a level of maturity whereby we are convinced that commercially viable solutions can be created through optimization, not invention.

History documents many examples of commercially viable businesses – even entirely new industries – that were born not from an invention itself, but from the optimization of an evolutionary process. Consider these examples:

●	In 1901, Ransom Eli Olds invented the assembly line; in 1913, Henry Ford optimized a process that made it commercially viable.

●	In 1879, David Edward Hughes invented the radio; in 1895, Guglielmo Marconi optimized a process that made it commercially viable.

●	In 1849, Antonio Meucci invented the telephone; in 1876, Alexander Graham Bell optimized a process that made it commercially viable.

●	In 1802, Sir Humphry Davy invented the incandescent light; in 1879, Thomas Edison optimized a process that made it commercially viable.

●	In 1608, Hans Lippershey invented the telescope; in 1609, Galileo Galilei optimized a process that made it commercially viable.

Our objective is not to invent new technology, but rather to improve, optimize, adapt, and capitalize on current technologies to create a commercially viable and sustainable process solution.

14 RJ Panzo, July 2020; Estimated R&D Cost for New Drug.

15 Congressional Budget Office, Research and Development in the Pharmaceutical Industry, April 2021.

16 U.S. Food and Drug Administration; FDA Statement, Statement by FDA Commissioner Scott Gottlieb, M.D. on efforts to reduce animal testing through a study aimed at eliminating the use of dogs in certain rials; November 16, 2018.

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3D Bioprinting Optimized by BIOLIFE4D

For years, scientists, engineers, and hobbyists alike have been printing objects using 3D printing devices. The 3D printing industry alone has a projected worth of over $30 billion by 2022.17

That technology has more recently been put to use in applications involving living tissue. Today, advancements in regenerative medicine, adult stem cell biology and additive manufacturing have already enabled specialized 3D printing to produce human body parts including multilayered skin, bone, vascular grafts, tracheal splints, heart tissue, and cartilaginous structures – and even simple organs.18

By definition, 3D bioprinting is the process of creating cell patterns in a confined space using 3D printing technologies, thereby preserving cell function and viability within the printed construct. 3D bioprinting applies advances in regenerative medicine, adult stem cell biology, additive manufacturing, and computing technology to the development of functional biological structures with the potential to restore, maintain, improve, and/or replace existing organ function. 3D bioprinting is an emerging, groundbreaking strategy in tissue engineering, allowing the fabrication of living constructs with an unprecedented degree of complexity and accuracy.19

Everything in the human body is made up of cells, and nature itself has been evolving the capability of programming cells to do specific jobs for millions of years. The human embryo is the best example of this biological manufacturing process. Every cell begins as a stem cell and then is biologically programmed to do a specific job through the natural biologic process inside the body.

During the 3D bioprinting process, we plan to replicate the same conditions in vitro (outside of the body) as occur naturally in vivo (within the body) while promoting natural biologic processes in an accelerated timeframe and in a manner that allows the cells to be specialized for a desired purpose.

We believe we will not have to make an exact copy or even recreate every feature set of the desired organ; it will only need to facilitate the minimum feature set which recreates the core properties of the organ. It is important to note that we do not believe we need to invent new technology but rather improve, adopt, and optimize current technologies to create what we plan to be a commercially viable and sustainable process.

Transformative Benefits of 3D Bioprinting Human Tissue

Delivering potentially transformative medical benefits, the 3D bioprinting process optimized by us could potentially:

●	Eliminate rejection of transplant by utilizing patient’s own cells to produce an organ;

●	Eradicate immunosuppressant therapy requirement (and bad side effects) for the patient;

●	Provide functionality with capabilities very similar to those in the original organ;

●	Decrease wait time of patients for human organs;

●	Minimize need for organ donors;

●	Increase patient longevity without compromising quality of life;

●	Potentially eliminate the need for pharmaceutical testing on animals; and

●	Allow for patient-specific pharmaceutical testing.

17 MarketsandMarkets, “3D Printing Market by Printer Type, Material Type (Metals, Plastics, Ceramics & Others), Material Form (Powder, Liquid, Filament), Process, Technology, Software, Service, Application, Vertical and Geography - Global Forecast to 2022,” April 2016.

18 Nature Biotechnology, “3D bioprinting of tissues and organs,” Sean V Murphy and Anthony Atala, August 5, 2014.

19 Adv Sci (Weinh). 2021 Mar 11;8(10):2003751. doi: 10.1002/advs.202003751.eCollection 2021 May.

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The Safe Utilization of a Patient’s Own Adult Stem Cells

Adult stem cells play a safe, non-controversial and important role in our planned bioprinting process.

Because every cell in the human body has the same number of genes and the same DNA, recent discoveries have shown that every cell has the potential to be “re-programmed” and transformed into essentially any other cell. Originally, this kind of stem cell research was limited to cells taken from human embryos, creating a moral and ethical dilemma for many – but no longer. Our process would not involve any embryotic stem cells.

In 2006, Japanese Nobel Prize-winning stem cell researcher Dr. Shinya Yamanaka discovered that by introducing a few genes via a chemical procedure in lab, mature adult specialized cells (i.e., blood cells) could be reprogrammed to become adult stem cells.20 This development proved to be a major breakthrough that would spur medical advances such as the 3D bioprinting processes we are developing.

Adult stem cells, regardless of their source, have three general properties: they are capable of dividing and renewing themselves; they are unspecialized; and under certain conditions they can become tissue- or organ-specific cells with specialized functions. In short, these adult stem cells could be re-programmed into developing desired specialized cell types such as cardiomyocytes (heart cells). Adult stem cells that are induced in this manner are called induced pluripotent stem cells (iPS).

In the planned process, iPS cells will be redirected into organ-specific cells through a process called differentiation which refers to the process by which one type of cell can be changed into different types of specialized cells. After the iPS cells are transformed into the specific organ cells desired, they are monitored to confirm they are the desired organ cell type and further tested to ensure they are viable and safe. These organ-specific cells are then incubated where they continue to divide and multiply in number to make sufficient quantities as needed to create the bio-ink used during the 3D bioprinting process.

The disciplines of 3D bioprinting and surgery have witnessed incremental transformations over the last century. 3D bioprinting is a convergence of biology and engineering technologies, mirroring the clinical need to produce viable biological tissue through advancements in printing, regenerative medicine, and materials science.21

High-Level Bioprinted Organ Replacement Process Overview

Our proposed bioprinted organ replacement process begins with a magnetic resonance imaging (MRI) test used to create a detailed three-dimensional image of a patient’s original heart. Using this image, a computer software program will construct a digital model of a new heart for the patient, matching the shape and size of the original. Next, doctors safely take cells from the patient via a blood sample, and leveraging recent stem cell research breakthroughs, we plan to reprogram those blood cells and convert them to create specialized heart cells. A “bio-ink” is created using these specialized cells, which is then fed into a 3D bioprinter to print a heart with the dimensions obtained from the MRI. The heart is then matured in a bioreactor, conditioned to make it stronger and readied for patient transplant, subject to the final determination and approval of the FDA and comparable regulatory bodies.

Detailed Bioprinted Organ Replacement Process Overview

1.	An MRI scan would be performed and a blood sample collected from the patient.

2.	Because every cell in a human body has the same number of genes and the same DNA, every cell has the potential to be converted to essentially any other cell. In the second step of the process, the blood cells from the sample would be converted to unspecialized adult induced pluripotent stem cells (iPS) – cells that can ultimately be changed back into specialized cells of our choice.

20 Takahashi, K.; Yamanaka, S. (2006), “Induction of Pluripotent Stem Cells from Mouse Embryonic and Adult Fibroblast Cultures by Defined Factors,” Cell, 126 (4): 663–76.

21 Thomas, H.; Front Surg. 2020; 7: 609836. 3D Bioprinting and the Future; Published 2020 Nov 27. doi: 10.3389/fsurg.2020.609836.

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3.	Through a process called differentiation, iPS cells would be converted to almost any type of specialized cell in the human body, in this case cardiomyocytes (heart cells).

4.	These cells would then be combined with nutrients and other necessary factors in a liquid environment (hydrogel) to keep the cells alive and viable throughout the process. This bio-ink of living cells would be sustained in this aqueous 3D environment.

5.	The bio-ink would then be loaded into a bioprinter, a highly specialized 3D printer designed to protect the viable living cells during the printing process.

6.	An appropriately sized heart would then be printed one layer at a time, guided by computer software following the specific dimensions obtained from the MRI. Since the heart cells would not be fused together at this point, a biocompatible and biodegradable scaffolding would be included with each layer to support the cells and hold them in place.

7.	When the process is complete, the heart would be moved to a bioreactor which would mimic the nutrient and oxygen-rich conditions inside a human body.

8.	The individual cells would begin self-organizing and fusing into networks which would connect to form living tissue. The cells would even begin to beat in unison.

9.	Once this process is far enough along, the scaffolding would be dissolved leaving only the fully formed heart.

10.	A successful patient transplant would then be possible and carried out by a transplant surgeon. Given the original MRI and blood sample, the new heart should be both a perfect fit and a perfect genetic match for the patient – free from the risk of rejection or the need for immunosuppressant therapy that has plagued conventional organ transplant methods.

Partnerships and Collaborations

In November 2017, we established a core facility partnership with Northwestern University. As part of this core facility partnership, no intellectual property or royalties were or will be transferred to or from any entity. We have not nor will we receive any funding or other monetary support as a result of this core facility partnership. This core facility partnership provides us with access to and use of the core research facilities and equipment at Northwestern University. The core partnership agreement remains in effect until one party provides the other party 20 days advance notice of its intent to terminate the agreement. We will attempt to establish additional research and development agreements with other universities, government backed institutions, hospitals, foundations, and pharmaceutical companies.

Competitive Landscape and Distinctions

There are other participants in the 3D bioprinting industry and adjacent fields, and it is important to make the distinction between what many of these companies do in comparison to our focus.

For example, some of the firms listed below tend to focus on creating tissues for pharmaceutical testing; some focus on building and selling 3D bioprinting hardware devices; and others use 3D printers to create artificial limbs or models of organs.

In contrast, our ultimate goal is creating living, viable, fully-formed organs for transplant.

Our business and research competitors include the following:

●	Advanced Solutions Life Sciences (U.S.)

●	Aspect Biosystems (Canada)

●	Bio3D Technologies (U.S.)

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●	3D Systems/Allevi (formerly BioBots) (U.S.)

●	Cyfuse Biomedical K.K. (Japan)

●	Organovo (U.S.)

●	Rokit (South Korea)

●	Novoheart (Canada)

●	3D Bioprinting Solutions (Russia)

●	Wake Forest Institute for Regenerative Medicine (U.S.)

U.S. Regulatory and Risk Considerations

At the time of this filing, bioprinted tissues used in research and education require no U.S. FDA approval during animal and in-vitro (outside of the body) testing. In a 2014 paper entitled “Bioprinting: Organs on Demand,” James S. Gwinn, III discussed risk and safety considerations involving bioprinting while conducting research for a program sponsored by the American Society of Mechanical Engineers.22

“The FDA is tasked with evaluating all devices, including any that utilize 3D bioprinting technology, for safety and effectiveness, and appropriate benefit and risk determination, regardless of the manufacturing technologies used. Safety is paramount at the FDA with somewhat less emphasis placed on form and function. Safety, form, and function are relative terms, though. Over 28,000 times last year, the FDA allowed organ donations because they made the difference between life and death in otherwise terminally-ill patients. The agency allowed these transplants knowing full-well that virtually every organ transplant ever performed would likely fail without a near-constant stream of medication.”

Gwinn continued:

“Ultimately, the decision that must be made with regard to approving bioprinted organs could boil down to risk versus reward. The first patient-specific organs made via bioprinting may pose substantial risks to the patients. These patients will most likely have exhausted all other options before considering this method of treatment.”

Summary of Potential Profit Centers

While it is our intention to focus on creating 3D bioprinted organs for life-saving transplants, the associated process could also lend itself to additional revenue streams which could include:

●	Bioprinted tissues for drug testing and cell based therapies;

●	Biocompatibility, cytotoxicity, pre-clinical studies, predictive modeling;

●	Bioprinted tissues for patient-specific drug testing;

●	Bioprinted tissues for animal-free cosmetic testing;

●	Bioprinted tissues for regenerative medicine, including tissue replacement products for individualized surgical implantation;

●	Bioprinting of human organs for specialized testing purposes (usage other than transplants);

22 Gwinn III, James S., (August 1, 2014), “Bioprinting: Organs on Demand,” p 14.

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●	Licensing/royalty opportunities;

●	Bio-ink material;

●	Bioprinting devices;

●	Proprietary bioprinting processes; and

●	Various others.

Properties

We entered into a month-to-month lease for office space during 2019 in Lincolnshire, Illinois. The lease commitment is for $825 per month.

We also have a month-to-month lease for laboratory space in Houston, Texas for approximately $6,900 per month.

Seasonality

We do not experience seasonal variations in our quarterly operating results and capital requirements.

Employees

As of the date of this report, we have seven full-time employees, five part-time employees, and eight advisors. None of our employees are members of a labor union or covered by a collective bargaining agreement.

Legal Proceedings

On August 28, 2020, holders of promissory notes totaling $600,000 filed a lawsuit naming us as a defendant alleging breach of contract in Cook County, Illinois. The file number is 2020L006166. Several of the noteholders’ cases were dismissed with prejudice. As of the date of this report, two noteholders with $375,000 of notes remain in the lawsuit. The matter is still ongoing. Discovery is ongoing. We brought a Motion for Sanctions due to delays against the plaintiffs which was granted and we were awarded attorney’s fees. We have now brought a Second Motion for Sanctions due to further delays by the plaintiffs. A status court date is set for May 1, 2023.

Other than the above, we are not party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, or results of operation. However, we may from time to time after the date of this report become subject to claims and litigation arising in the ordinary course of business. One or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which such claim or litigation is resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention, and may materially adversely affect our reputation, even if resolved in our favor.

Accountants

On February 7, 2022, our board of directors approved the dismissal of IndigoSpire CPA Group LLC (“Indigo”) as our auditors, effective immediately.

Indigo was first engaged by us on November 5, 2019. No audit report of Indigo for the year ended December 31, 2020 and 2021 contained an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the interim period preceding the date of such dismissal and the two fiscal years prior, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and Indigo on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Indigo would have caused Indigo to make reference to the subject matter of such disagreement in connection with its reports on the financial statements for such periods and (ii) except with respect to the restatement of our audited financial statements as of and for the fiscal years ended December 31, 2020 and 2019, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided Indigo with a copy of the disclosure contained herein and requested that Indigo furnish a letter stating whether or not it agreed with the statements herein and, if not, stating the respects in which it does not agree. On February 8, 2022, Indigo provided its letter stating it agreed with the statements herein. On February 9, 2022, we disclosed the change in our certifying auditor on Form 1-U filed with the SEC and included a copy of the February 8, 2022 letter received from Indio as an exhibit thereto.

Engagement of New Independent Registered Accounting Firm

In February 2022, our board of directors approved the appointment of L J Soldinger Associates, LLC (“Soldinger”) as our new independent registered public accounting firm. Prior to adoption by the new board, our sole board member and controlling shareholder, engaged Soldinger in December 2021 to audit our financial statements for the years ended December 31, 2021 and 2020 and continue to engage them as our auditor.

During our three most recent fiscal years ended December 31, 2022, 2021, and 2020, neither we nor anyone acting on our behalf consulted with Soldinger regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, in connection with which either a written report or oral advice was provided to the Company that Soldinger concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.

General

BIOLIFE4D CORPORATION is a pioneering development stage biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts first for cardiotoxicity testing and ultimately potentially suitable for implantation.

We plan to strategically position ourselves at the center of an unprecedented convergence of regenerative medicine, stem cell biology, additive manufacturing (3D printing), and computing technology – all having reached a level of maturity where we believe that commercially viable bioprinting solutions can be created through optimization, not invention. It is impossible to predict the exact amount of time it will take to fully optimize this process. We also need to obtain the approval of the FDA and it is impossible to predict the timeframe of the FDA approval process.

Since our inception, we have incurred significant operating losses. Our ability to generate any product revenue or product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of our development stage product. We reported net losses of approximately $3.4 million and $1.5 million for the year ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of approximately $10 million. We expect to continue to incur significant expenses and increasing operating losses until we have a commercially viable product. We expect that our expenses and capital expenditures will increase substantially in connection with our ongoing activities including, but not limited to the following:

●	Purchase additional lab equipment for our pre-mini heart and post mini-heart testing;
●	Build out of additional lab space, lab supplies;
●	Hire additional lab, research, and science personnel;
●	Add operational, legal, compliance, financial, investor relations, and management information systems personnel, for commercialization efforts and support our operations in the event that we become a public company.

We will not generate revenue from product sales unless and until we successfully complete our mini heart. If we are successful in developing the mini heart; we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, and distribution. Further, in the event that we become a public company, we expect to incur additional costs associated with operating as such. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings and debt financings. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of our products.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from any sources, including product sales, and do not expect to generate any revenue from the sale of products for the foreseeable future. If our development efforts for our product candidates are successful, we may generate revenue in the future from product sales.

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Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. These expenses include salaries and related personnel cost, including stock based compensation, research supplies, rent, independent contractors, and research and development advisory board costs and other costs that directly support our research and development activities.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our executives and other administrative functions. General and administrative expenses include legal fees, accounting, auditing, consulting, and tax services; insurance costs; travel expenses; and facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses in the event that we become a public company.

Other Income (Expense)

Loan Forgiveness. Loan forgiveness relates to the Paycheck Protection Program under the CARES Act (“PPP”).

Interest Income. Interest income consists of interest earned on our cash balances.

Interest Expense. Interest expenses consist of interest on convertible debt and related party debt.

Income Taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for the research and development tax credits earned in each year and interim period, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credit carryforwards will not be realized.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2022, were approximately $2.3 million, compared to approximately $1.0 million for the year ended December 31, 2021. The increase of approximately $1.3 million in general and administrative expenses primarily relates to increase in salaries and personnel-related costs (including stock-based compensation) along with an increase in professional fees. We expect to see further increases as we grow our operations in future periods.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2022, were approximately $1.0 million compared to approximately $0.8 million for the year ended December 31, 2021. The increase of approximately $0.2 million in research and development expenses in 2022 from 2021 primarily relates to stock based compensation and personnel-related cost.

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Other Income (Expense)

Loan Forgiveness. In 2022, we did not have any loans forgiven. Given the recent legislation passage to end the emergency decree for COVID-19, we do not expect any further equivalent programs in this area going forward. In 2021, approximately $0.4 million of PPP loans were forgiven.

Interest Income. Interest income for the years ended December 31, 2022 and 2021 was minimal and consisted of interest earned on invested cash balances.

Interest Expense. Interest expense for the years ended December 31, 2022 and 2021 was approximately $0.2 and $0.1 million, respectively and was primarily related to our working capital loan, our convertible notes in 2022, and our convertible note in 2021.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $10 million, incurred a net loss of approximately $3.4 million and cash outflows from operations of approximately $1.7 million as of and for the year ended December 31, 2022. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, the clinical development of our programs. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of December 31, 2022, we had cash and cash equivalents of $0.2 million.

Operating Activities

During the year ended December 31, 2022, operating activities used approximately $1.7 million of cash, primarily resulting from our net loss of approximately $3.4 million, partially offset by non-cash charges of approximately $1.2 million and changes in operating assets and liabilities of $0.5 million.

During the year ended December 31, 2021, operating activities used $1.1 million of cash, primarily resulting from our net loss of approximately $1.5 million, partially offset by non-cash charges of approximately $0.3 million and net cash provided by changes in our operating assets and liabilities of $0.1 million.

Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was approximately $1.0 million, consisting of proceeds of approximately $1.5 million from a working capital loan offset by payment of deferred offering costs of approximately $0.5 million.

During the year ended December 31, 2021, net cash provided by financing activities was approximately $1.7 million, consisting of net proceeds from the sale of common stock of approximately $1.5 million and proceeds of approximately $0.2 million from PPP borrowings.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our research and development to create a mini heart. In addition, as we attempt to transition from a private company to a publicly-traded company, it will increase our reporting and compliance costs.

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Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Stock-Based Compensation

The Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. We recognize compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. We determine the fair value of stock-based option awards, that do not contain any provisions which would result in liability classification, using the Black-Scholes-Merton option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. For awards with performance-based vesting criteria, we estimate the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. We account for forfeited awards as they occur. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested. Our common stock price is assessed using valuation methods in accordance with the American Institute of Certified Public Accountants’ Valuation of Privately-Held-Company Equity Securities Issued as Compensation practice guide. These estimates represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

We have adopted the guidance included under Accounting Standards Update (“ASU”) ASU 2018-17, stock-based compensation issued to non-employees and consultants on January 1, 2018. Equity-based payments to non-employees are measured at grant-date fair value of equity instruments that we are obligated to issue when the service has been rendered and any other conditions necessary to earn the rights to benefit from the instruments have been satisfied. Equity-classified nonemployee share based payment awards are measured at the grant date.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rents for facilities, supplies, and other fees related to our research efforts, fees paid to consultants that perform certain research and testing on our behalf, and costs related to salaries, benefits, bonuses, and stock-based compensation granted to employees in research and development functions.

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Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Working Capital Loan

On May 18, 2022, we borrowed $1 million to fund our working capital needs pursuant to a Business Loan Agreement by and between us, as the borrower, and Fifth Third Bank, National Association, as lender (the “Lender”) and a related Promissory Note, made by us in favor of the Lender, each dated as of May 18, 2022 (the “Working Capital Loan”). The Promissory Note has an interest rate of 4.320% and matures on May 18, 2023 (the “Maturity Date”). We are obligated to make monthly interest payments to the Lender until the Maturity Date upon which date the amount of the entire principal balance and any unpaid but accrued interest is due. Our obligations under the Working Capital Loan are secured by a lien on a certain deposit account with the Lender (the “Deposit Account”) owned by the BioLife4D – SM Trust dated November 1, 2016, (the “BioLife4D – SM Trust”) pursuant to an Assignment of Deposit Account, dated as of May 18, 2022, by and among the BioLife4D – SM Trust, us, and the Lender.

The Deposit Account was funded by the BioLife4D – SM Trust, our CEO’s trust, through its receipt of a $1 million loan from one of our minor shareholders (the “SM Trust Loan”), pursuant to a Secured Promissory Note, dated as of May 18, 2022, made by the BioLife4D – SM Trust in favor of the shareholder, in the principal amount of $1 million (the “Secured Promissory Note”). The SM Trust Loan is secured by a pledge by the BioLife4D – SM Trust of 33,334 shares of our common stock pursuant to a Stock Pledge Agreement, dated as of May 18, 2022, by and between the BioLife4D – SM Trust, as pledgor, and the shareholder, as secured party (the “Stock Pledge Agreement”).

On December 6, 2022, we borrowed an additional $500,000 from the Lender to continue to fund our working capital needs (the “Second Working Capital Loan”). We entered into a similar Business Loan Agreement and Promissory Note with the Lender under the same payment terms and security. The maturity date of the Second Working capital Loan is December 6, 2023 and the interest rate is 8.040%. The obligations under the Second Working Capital Loan are secured by a lien on the same Deposit Account owned by the BioLife4D – SM Trust.

The Deposit Account was funded by the BioLife4D – SM Trust, through its receipt of an additional $500,000 loan from the same minor shareholder from the SM Trust Loan. The parties amended and restated the Secured Promissory Note from the SM Trust Loan, dated as of December 7, 2022, to increase the principal amount from $1,000,000 to $1,500,000. The parties then also amended and restated the Stock Pledge Agreement to secure the SM Trust Loan increasing the pledge by the BioLife4D – SM Trust from 33,334 shares of common stock to 150,000 shares of common stock.

The above summary of our Working Capital Loan, Second Working Capital Loan, and the SM Trust Loan is qualified in its entirety by reference to the full text of the Business Loan Agreements and the related Promissory Notes and Assignment of Deposit Account, with respect to the Working Capital Loan and Second Working Capital Loan, the Secured Promissory Notes, and Stock Pledge Agreement, with respect to the SM Trust Loan, which are filed as exhibits to this report.

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ITEM 3. DIRECTORS AND OFFICERS

MANAGEMENT

We are managed by our directors and executive officers We also have a Scientific Advisory Board that our management consults with.

Directors and Executive Officers

Our board of directors consists of three directors. We currently have two independent directors. Our directors will serve for one-year terms and until their successors are duly elected and qualified. There will be no cumulative voting in the election of directors. Consequently, at each annual meeting, the successors to each of our three directors will be elected by a plurality of the votes cast at that meeting.

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this report.

Name	Age	Position with the Company	Date Joined the Company
Steven Morris	58	Chief Executive Officer, Secretary, and Chairman of our Board of Directors	November 14, 2016
Kate Lewis	60	President	September 15, 2020
Wesley Ramjeet	57	Chief Financial Officer	February 1, 2022
Dr. Jeffrey Morgan	47	Chief Medical Officer	August 23, 2017
Stephen Simes	71	Director	February 4, 2022
Lisa Kelley	55	Director	February 4, 2022

Biographical Information

Directors and Executive Officers

The following is a summary of certain biographical information concerning our current directors and our executive officers.

Steven Morris – Chief Executive Officer, Secretary and Chairman of the Board of Directors

Steven Morris has more than 20 years of extensive experience in the precision machining and manufacturing industries, including 15 years serving as President of privately-held Inland Midwest Corporation (IMC) from 2000 to 2014. He acquired a controlling interest in IMC and led the company’s transformation into a premier, state-of-the-art facility catering exclusively to the medical technologies industry. By concentrating on strategic process optimization, technical innovation, quality, and customer service, IMC became a preeminent supplier in the industry counting some of the largest U.S. and international medical companies as its customers. The company was marketed as a “boutique” supplier to select industry OEM leaders, including Medtronic Spinal and Biologics, Wright Medical, Biomet, and Zimmer.

Under Morris’ leadership, the company achieved much success including earning many Supplier of the Year awards from various customers. In fact, Medtronic, a multi-billion dollar international leader in the medical industry, ranked IMC among its top global suppliers for its Spine and Biologics division.

After several years of high profitability, Morris negotiated a successful exit strategy and sold the company in 2011. He remained on as President for more than two years following the sale.

After leaving IMC, from 2014 to 2016, he formed Creative Manufacturing Consulting Solutions (CMCS), a consulting company focused on achieving sustainable manufacturing solutions in the areas of operational and process optimization, quality system development and optimization, and industry and regulatory compliance – particularly those related to ISO and the FDA.

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While leading CMCS, Morris simultaneously conducted more than two years of in-depth research into the specific processes and technologies of the 3D bioprinting and regenerative medicine field – and quickly recognized the nearly unlimited financial and human potential of this emerging market. Coupling his vast hands-on experience in medical manufacturing with extensive research and a partnership with industry-leading experts he formed BIOLIFE4D in 2016, a regenerative medicine 3D bioprinting company with the goal of facilitating the biological printing of viable human organs for utilization in patient-specific human transplantation.

Morris went to college at Tulane University as an undergraduate and then continued his studies at the University of Texas, Austin where he studied business. He has served for more than a decade on the executive board of the Illinois Manufacturing Foundation, a non-profit organization dedicated to job-specific skill set training and job placement for unemployed, underemployed, at-risk, and other individuals who faced challenges and are looking for a second chance. He is also a Big Brother, providing guidance and mentoring to the same individual for over 35 years.

Kate Lewis – President

Kate Lewis was appointed President in September 2020, after joining us in 2019 to lead our Market and Business Development efforts. Applying her commercialization expertise, she has been developing our message, identifying critical stakeholders, building strategic partnerships, and expanding marketplace position.

Lewis is a seasoned, strategic business executive, with over 25 years of experience, working alongside global leaders within the pharmaceutical, transplantation and regulatory industries. Accomplished in her field, she has served as an active Board member on the American Lung Association and has been a GlaxoSmithKline (“GSK”) President’s Club Award winner for many years. The strength of her relationships in the pharmaceutical and medical communities and her gift of communicating complex issues and technologies to the public is part of what Lewis brings to our team.

Lewis is dedicated to the mission of perfecting the technology to make viable organ replacement a safe, accessible, and affordable reality. As President, Lewis champions our message to individuals who could benefit most: patients with heart conditions, healthcare professionals treating individuals with cardiac issues, and pharmaceutical companies developing new therapies/treatments which require cardiotoxicity testing, as part of their FDA approval process.

Prior to joining us, Lewis was Founder of Nottingham Associates from June 2000 to December 2016, a consulting firm focused on strategic client solutions for Pharma. Her work included refining market development initiatives and building Key Opinion Leader (KOL) boards within the pharmaceutical industry, clinical research, medical associations, and advocacy organizations. Another significant accomplishment was assisting to increase market share of the number one treatment of asthma globally and contributing to the improvement in quality-of-life for countless individuals suffering from asthma. Additionally, through a collaboration with Harvard University and GSK, Lewis helped design a groundbreaking study - “Asthma in America” – which helped identify 4.3 million individuals with previously undiagnosed asthma.

Lewis received her Bachelor’s in Fine Arts and Business from Ball State University and San Diego State University, respectively. She has earned certificates from Harvard University Executive Leadership Programs and as a National Asthma Educator. She has been trained in Tony Robbins Business Mastery, Stephen Covey’s Leadership, Myers-Briggs Type Indicator (MBTI), and in Fine Arts Mastery from the Cleveland Foundation. She also actively participates in National Association for Female Executives and Women in BIO.

Lewis has come full circle in her mission to advance the health and wellness of others. Having lost her husband to a heart attack and her father to lung disease as a child, she has dedicated her professional career to education and advancing therapies which improve the quality-of-life for others. Lewis’ other passions include being involved in community, philanthropic, and humanitarian activities. These include being a founder and serving on the Board of Home of the Sparrow for abused and battered women and spearheading medical relief efforts and humanitarian aid for both Hurricane Irma and Maria survivors in the Caribbean. Lewis also enjoys spending time with her two sons and extended family.

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Wesley Ramjeet – Chief Financial Officer

Wesley Ramjeet is the founder and CEO of PPMT Strategic Group, a New York based consulting firm since 2014. Mr. Ramjeet has been the Managing Partner of Profit Planners, Inc., a private New York consulting company since 2003. Mr. Ramjeet is the Founder and Chairman of MD Logic Health a supplement company that sells nutritional supplements to doctors and direct to consumers. Mr. Ramjeet is also the Chairman of SNN, Inc a financial media company that covers the micro-cap marketplace. Prior to founding Profit Planners, Inc., Mr. Ramjeet was the interim Chief Financial Officer of Youth Stream Media, Inc., a NASDAQ-traded public company. Mr. Ramjeet began his professional career in the Entrepreneurial Services Group at Ernst and Young, LLP. During his nine years at Ernst and Young, Mr. Ramjeet served both private and publicly traded companies in various industries. Mr. Ramjeet received his bachelor’s degree in accounting from St. John’s University and is a CPA.

Jeffrey Adam Morgan, M.D., FACS, FACC –Chief Medical Officer

An accomplished academic and medical professional, Dr. Morgan is currently a Cardiac Surgeon and Surgical Director at Sheba Medical Center in Tel Aviv where he has served since May 2019. Dr. Morgan has held multiple positions of leadership at Baylor College of Medicine from January 2016 through May 2019, including Chief of the Division of Cardiothoracic Transplantation and Circulatory Support; Surgical Director for the Advanced Heart Failure Center of Excellence, and the Lester and the Sue Smith Endowed Chair of Surgery. He was also Surgical Director of Mechanical Circulatory Support and Cardiac Transplantation at Texas Heart Institute.

Dr. Morgan specializes in treating patients with advanced heart and/or lung failure. Dr. Morgan implants mechanical circulatory support devices for left ventricular, right ventricular, or biventricular failure as a bridge to transplant (BTT) or destination therapy (DT). This includes left ventricular assist devices (LVADs), such as the HeartMate II, HeartMate III, and HeartWare HVAD, as well as the Syncardia total artificial heart (TAH).

Dr. Morgan completed his General Surgery Residency at Mount Sinai Medical Center in New York and his Cardiothoracic Surgery Residency at New York University. He went on to complete fellowship training in cardiac transplantation and mechanical circulatory support at Columbia Presbyterian Medical Center.

Prior to joining the teams at Baylor and Texas Heart Institute, Dr. Morgan previously held a position as associate professor at Wayne State University School of Medicine. He served as surgical director for Mechanical Circulatory Support and associate director for Heart and Lung Transplantation at Henry Ford Hospital in Detroit.

Dr. Morgan’s research is focused on advanced heart failure with numerous publications, national and international presentations, and book chapters to his credit. He is the section editor for Adult Mechanical Circulatory Support for the American Society of Artificial Internal Organs (ASAIO) Journal and is on the Editorial Board of The Journal of Heart and Lung Transplantation. He is also a reviewer for several other journals including The Annals of Thoracic Surgery and the Journal of the American College of Cardiology. Dr. Morgan served on the ISHLT Standards and Guidelines Committee and was a Task Force chair for the ISHLT Guidelines for MCS. He is also a previous chair of the Cardiac Track Programming Committee for the ASAIO Annual Conference. Dr. Morgan has moderated numerous sessions on mechanical support and transplant at ASAIO, ISHLT, and the American College of Cardiology.

Dr. Morgan is passionate about improving outcomes in patients with advanced heart or lung failure. He has participated in numerous clinical trials including Thoratec’s HeartMate II BTT and DT trials, Heartware’s HVAD BTT and DT trials, the HeartMate III trial, and Syncardia’s 50 cc TAH trial.

In addition, he is investigating the utility of stem cells as an adjunct measure for myocardial recovery, as part of the LVAD MPC II trial.

Dr. Morgan completed his undergraduate studies at Yeshiva University in New York City before earning an MD from Albert Einstein College of Medicine. He completed a residency in General Surgery at Mount Sinai Medical Center, a residency in Cardiothoracic Surgery at New York University and a Fellowship in Cardiac Transplantation and Mechanical Circulatory Support at Columbia Presbyterian Medical Center.

Dr. Morgan is a member of the American Medical Association, the International Society of Heart and Lung Transplant, the Society of Thoracic Surgeons, and the American Society for Artificial Internal Organs. He is also certified by the American Board of Thoracic Surgery and the American Board of General Surgery.

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Stephen Simes - Director

Stephen Simes has proven success leading emerging specialty pharmaceutical companies in product development, financing business development, and mergers and acquisitions.

Currently, Stephen is Entrepreneur in Residence at Helix 51 and the Innovation and Research Park of Rosalind Franklin University of Medicine and Science in North Chicago, Illinois. He is also chairman of the board for Bio-XL Limited, an Israeli company developing products in oncology and a board member of CytoDyn Inc. (OTCQB: CYDY). Stephen is an advisor for SmartHealth Catalyzer and an advisor for several emerging companies in varied therapeutic areas including oncology and cardiology. Previously, he was on the board of directors for Therapix Biosciences (2016-2020), RestorGenex Corporation (2014-2016), Ceregene, Inc. (2009-2013), BioSante Pharmaceuticals (1998-2013), Unimed Pharmaceuticals, Inc. (1994-1997), Bio-Technology General (1993-1995), and Gynex Pharmaceuticals, Inc. (1989-1993). Stephen was the CEO for RestorGenex Corporation from 2014 to 2016. Prior to RestorGenex, from 1998 to 2013, Stephen was the President and CEO of BioSante Pharmaceuticals, which was acquired by ANI Pharmaceuticals (NASDAQ: ANIP) in June 2013. Stephen has a BSc in Chemistry from Brooklyn College of the City University of New York and an MBA from New York University.

Lisa Kelley — Director

Lisa Kelley is an accomplished Senior Finance/Operations Executive and Board Member with more than 25 years of success in the electronics, telecommunications, manufacturing, and consumer goods industries.

Currently, Lisa provides consulting and fractional CFO services. Previously, Lisa was the VP of Global Logistics at Avnet, Inc. (AVT), a Fortune 500 company that markets, distributes, and adds value to a wide variety of electronics components, enterprise computer products and embedded subsystems to a broad base of more than 100,000 customers and 800 suppliers with over $20 billion in revenue operating in 100+ countries. Lisa joined Avnet as the Chief Audit Executive leading risk management strategy and establishing global audit practice in trade compliance, anti-corruption and data privacy/cyber-security.

Prior to joining Avnet in 2014, Lisa was in several senior leadership roles at Asurion, a global leader in technology protection services with over $6 billion in revenue. During Lisa’s nine years with Asurion she primarily served as the Group CFO for Asurion Global Supply Chain, Customer Care & Program Management. Before joining Asurion, Lisa was the Chief Accounting Officer for Brightpoint, a publicly traded company, which was acquired by Ingram Micro in 2012. Brightpoint was a $1.9 billion distribution and logistics services company supporting the global wireless telecommunications and data industry. From 1992 through 2003, Lisa had varied roles with Plexus Corp., a publicly traded global electronics contract manufacturer. Roles included Vice-President of Corporate Development, Vice-President of Finance, Corporate Controller and Treasurer.

Lisa has six years of public accounting experience, is a Certified Public Accountant, Certified Global Management Accountant, and Certified Management Accountant with an MBA from the University of Wisconsin. Lisa currently serves on two private company boards (Barron Lighting Group and Project 2121). She served on another publicly traded company board (Quanergy NYSE:QNGY) before it went private and a not-for-profit board (Arizona Sustainability Alliance). Additionally, she has served numerous professional boards including chair of the Association of International Certified Professional Accountants (AICPA) Joint Trial Board, past member of the AICPA Board of Trustees, and past-chair of Tennessee State University Accounting Advisory Board.

She is active within her profession as she has served on various executive committees for the AICPA, AACSB Accounting Accreditation committee, past-chair of the Financial Executives International - Nashville chapter, and a past-member of the Tennessee Society of Certified Public Accountants and the Wisconsin Institute of Certified Public Accountants.

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Scientific Advisory Board

Our Scientific Advisory Board is comprised of various individuals who are leaders in their specific research activities, including but not limited to life sciences, biomaterials, bioprinting, organ transplantation, and more, all of which contribute to the ultimate process of bioengineering cardiac constructs. Our Scientific Advisory Board is strategically organized to take advantage of each advisor’s expertise as we concentrate on related activities in the lab. While there are no formal rules or procedures for the Scientific Advisory Board, scientific advisors typically engage now via virtual meetings where they interact with appropriate members of the laboratory team in real-time, lending expertise and guidance as needed. There are also regularly scheduled telephone calls with advisors and advisors visit the lab in person as requested. Science advisors have been compensated both in stock as well as paid for their time.

Our Scientific Advisory Board is led by Jeffrey Adam Morgan, M.D., FACS, FACC, our Chief Medical Officer, whose biography appears above. Following is a summary of certain biographical information concerning the other members of our Scientific Advisory Board.

Ravi Birla, Ph.D. - Senior Science Advisor

Dr. Ravi Birla is our Senior Science Advisor, directing our acclaimed team of scientists and helping to guide our strategic direction.

A highly regarded expert in the field of cardiac tissue and organ fabrication, cardiac tissue engineering, and regenerative medicine, Dr. Birla has specific interests in whole heart bioengineering, fabrication of 3D heart muscle, bioartificial ventricles, valves, and blood vessels.

Dr. Birla earned a Ph.D. in biomedical engineering from the University of Michigan, Ann Arbor, and was also recruited to serve as Director of the Artificial Heart Laboratory with the Division of Cardiac Surgery at the renowned University of Michigan Medical School. Earlier, Dr. Birla received BS and MS degrees in chemical engineering from the University of the West Indies at its St. Augustine Campus.

He has also served as a professor at both Tulane University and the University of Houston, and during both appointments, was the Principal Investigator of its NIH-funded Artificial Heart Laboratory.

Prior to joining us, Dr. Birla served as the Associate Director of the Department of Stem Cell Engineering at the Texas Heart Institute, where he led day-to-day operations and scientific direction for large scale research initiatives.

Dr. Birla has published more than 50 peer-reviewed scientific papers and holds several patents in the area of cardiovascular tissue engineering. He is also actively engaged in education and teaching related activities and has published a comprehensive textbook in the area of functional tissue engineering.

Ibrahim Ozbolat, Ph.D.

Dr. Ibrahim Ozbolat is an Associate Professor of Engineering Science and Mechanics in the Biomedical Engineering Department at The Pennsylvania State University.

He received his Ph.D. in tissue engineering from the University at Buffalo (SUNY) in Buffalo, New York, and dual B.S. degrees in Mechanical Engineering and in Industrial Engineering from Middle East Technical University in Ankara, Turkey.

At Penn State, Dr. Ozbolat is a faculty member of the Huck Institute of the Life Sciences, Materials Research Institute, Center for Neural Engineering, Center for Innovative Materials Processing through Direct Digital Deposition, and Center for Research on Advanced Fiber Technologies. Previously, he was a faculty member of The University of Iowa, Iowa City, Iowa and spearheaded the Advanced Manufacturing Technology Group and the Biomanufacturing Laboratory.

He is also Principal Investigator at the Ozbolat Lab at Penn State, focusing on establishing cutting-edge bioprinting science and technology for various areas in regenerative medicine. Dr. Ozbolat’s major research thrust is in the area of Bioprinting and Tissue Engineering, with a focus on establishing cutting-edge bioprinting science and technologies in tissue and organ fabrication. Some of his current research interests include development of new bioinks for advanced tissue printing, development of new bioprinter technologies, understanding the physics of the bioprinting process, and scaling up the 3D bioprinting process for tissues and organs.

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Dr. Ozbolat’s research on bioprinting for tissue and organ fabrication has been published in several high regarded venues. He has received various awards and been featured in national and international media numerous times. He frequently presents at global forums, conferences and seminars and organizes demonstrations and events for the public and youth – encouraging the participation of future leaders in medicine, engineering, and science.

Sean Palecek, Ph.D.

Dr. Sean Palecek is a Professor of Chemical and Biological Engineering at the University of Wisconsin at Madison. He is also affiliated with the Department of Biomedical Engineering, the Stem Cell and Regenerative Medicine Center, and WiCell Research Institute.

He received his B.Ch.E. in Chemical Engineering from the University of Delaware majoring in chemical engineering with a minor in biology, M.S. in Chemical Engineering from the University of Illinois at Urbana-Champaign, and Ph.D. in Chemical Engineering from MIT.

Dr. Palecek is also Principal Investigator of the Palecek Group, with research interests that include cellular engineering, tissue engineering, stem cells, intercellular communication, and robust cardiomyocyte differentiation.

His team at the Department of Chemical and Biological Engineering at the University of Wisconsin at Madison identifies chemical and mechanical cues that regulate human pluripotent stem cell self-renewal and differentiation, then uses those principles to design culture systems that apply those cues in the appropriate spatial and temporal manner.

His team has developed a protocol for the differentiation of stem cells which is uniform, inexpensive, and far more efficient than alternative strategies. The protocol is both efficient and robust. The ability to make key heart cells in abundance and in a precisely defined way is critical because it shows the potential to make the production of large, uniform batches of cardiomyocytes.

He is interested in characterizing the nature in which quantitative changes in the flow of cellular signals and cellular signaling networks can control a wide variety of cellular processes in order to design strategies to stimulate or inhibit cellular signaling pathways either at the chemical or physical level, and thereby regulate cell functions. Stem cells make differentiation decisions based on signals from their microenvironment and he is likewise interested in how adhesive forces and mechanical strain affect self-renewal and differentiation. Dr. Palecek is a recipient of a National Science Foundation CAREER award.

Shayn Peirce-Cottler, Ph.D.

Dr. Shayn Peirce-Cottler is Professor of Biomedical Engineering (BME), Professor of Ophthalmology (joint appointment), and Professor of Plastic Surgery (joint appointment) at the University of Virginia. She is also a member of the Cardiovascular Research Center (CVRC) and Associate Director of the Cardiovascular Training Grant (CVTG).

Her research focus is on tissue engineering and regeneration, computational systems biology, vascular growth and remodeling, stem cell therapies, with numerous research publications to her credit.

Dr. Peirce-Cottler is Principal Investigator at UVa’s Peirce-Cottler Laboratory which uses a parallel approach that combines experimental models with agent-based computational models to guide the development of new approaches in tissue engineering and regenerative medicine. That work earned her induction to the American Institute for Medical and Biological Engineering’s College of Fellows.

Dr. Peirce-Cottler teaches courses at the undergraduate and graduate levels, and has also taught lectures and seminars to Medical School students and Medical Residents. For six years, she taught the year-long BME Capstone Design course required for all undergraduates at UVA majoring in BME. She also teaches a “Introduction to Biomedical Engineering” course offered to all second year BME students at UVa, covering such topics as medical device design, regulation and commercialization, communication, professionalism, and ethics.

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Dr. Peirce-Cottler earned her Ph.D in Biomedical Engineering from UVa, along with B.S. degrees in Biomedical Engineering and Engineering Mechanics from Johns Hopkins University. In 2004, she was named to MIT Technology Review’s annual list of “Innovators Under 35.”

Raimond L. Winslow, Ph.D.

Dr. Raimond L. Winslow is a Professor of Biomedical Engineering, Computer Science & Clinical and Rehabilitation Sciences at Northeastern University College of Engineering, Khoury Collee of Computer Sciences, Bouve College of Health Sciences. He is also the Director of Life Sciences & Medical Research at the Roux Institute at Northeastern University, Portland, Maine. Prior to Northeastern, Dr. Winslow was Professor of Biomedical Engineering at the Johns Hopkins University School of Medicine and held an additional appointment in the Whiting School of Engineering at Johns Hopkins, where he served as Director of the Institute for Computational Medicine and Director of the Center for Cardiovascular Bioinformatics and Modeling.

Dr. Winslow holds a B.S. in electrical engineering from Worcester Polytechnic Institute and a Ph.D. in biomedical engineering from the Johns Hopkins University. He concluded his training at the Institute for Biomedical Computing and Department of Neurology within Washington University in St. Louis. He joined the faculty of Johns Hopkins in 1991 as an assistant professor, became an associate professor in 1994 and a full professor in 2000.

Dr. Winslow is a fellow of the Biomedical Engineering Society, American Heart Association and American Institute for Medical and Biological Engineering. He serves as Specialty Editor in Chief for the journal Frontiers in Computational Physiology and Medicine, and as a member of the editorial boards of Circulation Research, The Journal of Molecular and Cellular Cardiology, IET Systems Biology and the International Journal of Computational Medicine and Healthcare. He has authored or co-authored more than 130 peer-reviewed articles and 12 book chapters, received numerous grants and awards, and holds one patent.

Janet Zoldan, Ph.D.

Dr. Janet Zoldan is assistant professor at The University of Texas at Austin in the Department of Biomedical Engineering. She received her master’s degree and Ph.D. in materials engineering from Technion-Israel Institute of Technology, after which she completed her postdoctoral training at the Massachusetts Institute of Technology.

Dr. Zoldan is also Principal Investigator at The Zoldan Group, a research lab focused on human induced pluripotent stem cells (iPSCs) as a model system to explore key principles underlying tissue formation processes by integrating and applying materials and stem cell bioengineering.

The Zoldan Group is a dedicated to further elucidating the effects of a stem cell’s microenvironment on the cell’s proliferation, migration, and differentiation.

Utilizing a unique microfluidic device to deliver proteins into the cytoplasm of iPSCs, Zoldan Group researchers direct iPSC differentiation into cardiac lineages to develop safe, efficient, and robust production of patient-specific cell lines for cell replacement therapies and cardiovascular tissue engineering applications. The pluripotency of stem cells is used to create multi-cellular tissue-structures and induce tissue organization during cellular differentiation.

Dr. Zoldan has been recognized as a Children’s Glaucoma Foundation Fellow, an Aly Kaufmann Fellow, and with a Katz Family Award for Outstanding Excellency. Her research is featured in numerous publications such as the Proceedings of the National Academy of Sciences as well as the international journal Biomaterials.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Board Composition

Our board of directors currently consists of three persons.

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Our board of directors believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee our management, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing us, a willingness to devote the necessary time to board duties, a commitment to representing our best interests and the best interests of our shareholders, and a dedication to enhancing shareholder value.

There were no board of directors meetings held in 2021 or 2022. All board actions were taken by unanimous written consent of the directors.

Director Independence

We currently have two independent directors on our board of directors. We use Nasdaq’s definition of “independence” to make this determination. Nasdaq provides that an “independent director” is a person other than an executive officer or employee of the company or any other individual having a relationship with which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the company;
●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);
●	the director is a family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;
●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officer of the company served on the compensation committee of such other entity;
●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions); or
●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, our board of directors has undertaken a review of the independence of each director and will review the independence of any new directors based on information provided by each director concerning his background, employment, and affiliations, in order to make a determination of independence. Our board of directors has determined that there are two independent directors on our board of directors.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, and will have supporting committees, including the audit committee, compensation committee, and the nominating and corporate governance committee, who each will then support the board of directors by addressing risks specific to its respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

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Committees of Our Board of Directors

We currently have an audit committee; compensation committee; and a nominations and corporate governance committee.

Audit Committee. As of the date of this report, our audit committee is composed of Steven Morris, Stephen Simes, and Lisa Kelley, whereby two of the three members are independent. Our board of directors has affirmatively determined that Lisa Kelley and Stephen Simes meets the definition of “independent director” for purposes of serving on an audit committee. Lisa Kelley is the chairperson of our audit committee.

We have established a written charter for our audit committee, in which we set forth the duties of the audit committee to, among other matters, oversee (i) our financial reporting, auditing and internal control activities; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; and (vi) our overall risk exposure and management. Duties of the audit committee shall also include:

●	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

●	be responsible for the appointment, retention, and termination of our independent auditors and determine the compensation of our independent auditors;

●	review with the independent auditors the plans and results of the audit engagement;

●	evaluate the qualifications, performance, and independence of our independent auditors;

●	have sole authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof, and the fees therefor;

●	review the adequacy of our internal accounting controls; and

●	meet at least quarterly with our executive officers, internal audit staff, and our independent auditors in separate executive sessions.

A copy of the code of the audit committee charter will be available on our website at https://biolife4d.com/. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this report.

Compensation Committee.

Our compensation committee has overall responsibility for evaluating and approving the structure, operation, and effectiveness of the Company’s compensation plans, policies, and programs for officers and directors. We have established a charter for our compensation committee which will be available on our website.

As of the date of this report, our compensation committee is composed of Steven Morris, Stephen Simes, and Lisa Kelley, whereby two of the three members are independent. Lisa Kelley is the chairperson of the compensation committee.

Nominations and Corporate Governance Committee.

Our nominating and corporate governance committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. We have established a charter for our nominating and corporate governance committee which will be available on our website.

As of the date of this report, our nominations and corporate governance committee is composed of Steven Morris, Stephen Simes, and Lisa Kelley, whereby two of the three members are independent. Stephen Simes is the chairperson of our nominations and corporate governance committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that will apply to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and agents and representatives, including consultants. A copy of the code of business conduct and ethics will be available on our website. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this report does not include or incorporate by reference the information on our website into this report.

Limitations on Liabilities and Indemnification of Directors and Officers

There are limitations of liability and indemnification and advancement rights applicable to our directors and officers as set forth in our Bylaws.

Director Compensation

We have a director compensation package that includes cash compensation as well as stock options. (See “Executive and Director Compensation—Director Compensation.”)

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EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Summary Compensation Table

The following table summarizes information regarding the compensation for fiscal years 2022 and 2021 for our named executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Steven Morris, Chief Executive Officer, Secretary, and Chairman of the Board of Directors (1)	2022	270,000	-0-	195,902	-0-	465,902
	2021	240,000	-0-	-0-	-0-	240,000
Kate Lewis, President	2022	120,000	-0-	-0-	-0-	120,000
	2021	120,000	-0-	-0-	-0-	120,000
Wesley Ramjeet, Chief Financial Officer (2)	2022	195,250	297,149	-0-	-0-	492,399
	2021	-	-	-	-	-
Dr. Jeffrey Morgan, Chief Medical Officer	2022	27,500	-0-	191,400	-0-	218,900
	2021	-0-	-0-	261,000	-0-	261,000

(1)	Includes $30,000 cash compensation and 8,334 options to purchase common stock as compensation for Mr. Morris’ services as a director.
(2)	Appointed Chief Financial Officer effective February 1, 2022.

Narrative to Summary Compensation Table

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our shareholders in a way that allows us to attract and retain the best executive talent.

Annual Base Salary. Base salary is designed to compensate our named executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, our compensation committee considers each executive’s role and responsibility, unique skills, future potential with us, salary levels for similar positions in our market and internal pay equity.

Option Plan. We plan to offer option awards to executives and other employees, in the discretion of the board of directors, considering the executive’s role and other compensation.

Health/Welfare Plans. We have a healthcare plan available to all employees, including our executives, who become eligible after 90 days of employment.

PTO Plan. Executives may take PTO at any time, at their own reasonable discretion.

Employment Agreements with our Named Executive Officers

Steven Morris – Employment Agreement

We have an employment agreement with our Chief Executive Officer, Steven Morris, as of September 2, 2022; provided that the agreement is only effective as of the date of effectiveness of a registration statement for the registration of our common stock and its listing on a national exchange. The agreement has a term of two years, subject to automatic renewal for additional one year periods unless either we or Mr. Morris gives notice of intent not to renew. Mr. Morris is entitled to an annual salary of $300,000, and an annual cash bonus opportunity of 20% of his annual salary, as determined by and awarded by the Compensation Committee. We also reimburse Ms. Morris for all reasonable costs and expenses incurred in performing services for us, including reimbursement for Mr. Morris’ monthly leasing and other related transportation costs up to but not exceeding $1,000 per month and cellular expenses. Mr. Morris may be terminated for Cause. If Mr. Morris is terminated without Cause, Mr. Morris is entitled to receive a severance payment of one and a half times his annual salary and continuing medical insurance for 18 months following his termination or until he is eligible to participate in another party’s group health plan, whichever comes first.

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Kate Lewis- Employment Agreement

We have an employment agreement with our President, Kate Lewis, effective as of September 15, 2020 and terminable at any time by either party upon two weeks prior notice. Ms. Lewis is entitled to a monthly gross salary of $10,000 and is eligible to participate in any of our sponsored benefit programs. We also reimburse Ms. Lewis for all reasonable costs and expenses incurred in performing services for us.

Wesley Ramjeet- CFO Agreement

We have a consulting agreement with our Chief Financial Officer, Wesley Ramjeet, effective as of February 1, 2022, and amended on August 11, 2022, for a term of two years, subject to extension by mutual agreement unless terminated earlier by either party upon 30 days written notice. Mr. Ramjeet serves as a non-employee Chief Financial Officer for 40 hours per week. Mr. Ramjeet is entitled to compensation of (a) initial cash compensation of $5,000 upon execution of the agreement; (b) $5,000 per month for the next 23 months (or until the agreement is terminated) for up to 20 hours of services per month; (c) any additional time over 20 hours per month shall be billed at $350 per hour; and (d) 667 shares of common stock pursuant to our 2022 Restricted Stock Plan for each month that Mr. Ramjeet is our CFO. We also reimburse Mr. Ramjeet for all reasonable and pre-approved out-of-pocket expenses incurred in performing services for us.

Dr. Jeffrey Morgan- Advisory Board Agreement

Our Chief Medical Officer, Dr. Jeffrey Morgan, has an Advisory Board Agreement, as amended, effective February 1, 2022, whereby he currently receives $2,500 per month to serve as our CMO, participate in Advisory Board meetings, and to be available on an as-needed basis for research, lab set up, research and development and strategy. Dr. Morgan’s compensation will increase to $5,000 per month when we enter the next stage of development of product and he is requested to perform services in connection with the design of GLP preclinical studies, creations of data reports, establishment of clinical criteria for human implantation, selection of trial sites, standardization of clinical protocols, post-operative care, and similar services. To date, Dr. Morgan has been granted 2,500 shares of common stock and has options to purchase 13,334 shares of our common stock at an exercise price of $30.00 per share and 18,671 shares of our common stock at an exercise price of $40.50 per share. Dr. Morgan continues to earn 667 stock options per month for his services to us.

Director Compensation

From our inception on November 14, 2016 to 2021, we paid no compensation to any member of our board of directors for services rendered as a director.

On February 4, 2022, we entered into Director Agreements with each of the members of the board of directors. Pursuant to the Director Agreements, the compensation to the directors is as follows: (a) cash compensation of $30,000 per annum; and (b) an annual grant of options to purchase 8,334 shares of common stock, the first grant being on the day of appointment, and thereafter being on the date of each annual re-election or re-appointment to the board of directors (the “Annual Grant”). The Annual Grant will vest in full on the first anniversary of each grant date. In addition, in the event that the director is a member of any committee, he or she will be entitled to (c) additional annual cash compensation of $4,000 for being a non-chair member; or (d) additional annual cash compensation of $8,000 for being the chair of a committee.

The following table sets forth a summary of compensation for the fiscal year ended December 31, 2022, that we paid to each director other than its Chief Executive Officer, whose compensation is fully reflected in the compensation table above. We do not sponsor a pension benefits plan, a non-qualified deferred compensation plan, or a non-equity incentive plan for directors; therefore, these columns have been omitted from the following table. No other or additional compensation for services were paid to any of the directors.

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Name	Fees Earned ($)	Option Awards ($) (1)	Stock Awards ($)	Total ($)
Stephen Simes	34,167	195,902	-0-	230,069
Lisa Kelley	36,833	195,902	-0-	232,735

(1)	The amounts in this column reflect the aggregate grant date fair value of stock options granted in 2022 to each director calculated in accordance with FASB ASC Topic 718.

2022 Stock Option Plan

On February 3, 2022, we adopted the 2022 Incentive and Nonstatutory Stock Option Plan which provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and the employees of any future subsidiary corporation, and for the grant of non-statutory stock options to non-employees, including directors and other service providers (the “2022 Stock Option Plan”).

Authorized Shares. A total of 1,666,667 shares of our common stock have been reserved for issuance pursuant to the exercise of options issued from the 2022 Stock Option Plan.

Plan Administration. Our board of directors administers our 2022 Stock Option Plan.

Stock Options. Stock options may be granted under our 2022 Stock Option Plan. The exercise price of options granted under our 2022 Stock Option Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2022 Stock Option Plan, the administrator determines the other terms of options.

Non-transferability of Awards. Unless the administrator provides otherwise, our 2022 Stock Option Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2022 Stock Option Plan, the administrator will adjust the number and class of shares that may be delivered under our 2022 Stock Option Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2022 Stock Option Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2022 Stock Option Plan provides that in the event of a merger or change in control, as defined under the 2022 Stock Option Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

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Amendment; Termination. The administrator has the authority to amend, suspend, or terminate the 2022 Stock Option Plan provided such action will not impair the existing rights of any participant. Our 2022 Stock Option Plan will automatically terminate in 2032, unless we terminate it sooner.

Options Granted. To date, pursuant to our 2022 Stock Option Plan, we have issued to our employees, officers, and directors 59,338 options to purchase shares of our common stock.

2022 Restricted Stock Plan

On February 3, 2022, the board of directors adopted the 2022 Restricted Stock Plan (the “2022 Restricted Stock Plan”) which provides for the grant of common stock awards and performance awards to our officers, directors, and key employees or of any subsidiary corporation.

Purpose of the Plan. The 2022 Restricted Stock Plan is intended to provide incentives which will attract, retain, motivate, and reward our officers, directors, and key employees or any of our Affiliates (“Participants”), by providing them opportunities to acquire shares of our common stock.

Stock Subject to the Plan. The aggregate number of shares of common stock that may be subject to Awards granted under the 2022 Restricted Stock Plan is 1,666,667 shares of common stock. If any shares of common stock are forfeited, retained by us as payment of tax withholding obligations with respect to an Award, or surrendered to us to satisfy tax withholding obligations, such shares of common stock will be added back to the shares available for Awards. The 2022 Restricted Stock Plan contains certain adjustment provisions relating to stock dividends, stock splits, and the like.

Administration of the Plan. The 2022 Restricted Stock Plan will be administered by the board of directors. The board of directors will have the full power and authority to grant Awards to the persons eligible to receive such Awards and to determine the amount, type, terms, and conditions of each such Award.

Eligibility. Participants consist of such officers, directors, and key employees of us or any of our Affiliates as the board of directors, in its sole discretion, determines to be significantly responsible for our success and future growth and profitability and whom the board of directors may designate from time to time to receive Awards under the 2022 Restricted Stock Plan.

Types of Awards. Stock Awards and Performance Awards may, as determined by the board of directors, in its discretion, constitute Performance-Based Awards.

Stock Awards. The board of directors is authorized to grant Stock Awards and will, in its sole discretion, determine the recipients and the number of shares of common stock underlying each Stock Award. Each Stock Award will be subject to such terms and conditions consistent with the 2022 Restricted Stock Plan as determined by the board of directors and as set forth in an Award agreement, including, without limitation, restrictions on the sale or other disposition of such shares and our right to reacquire such shares for no consideration upon termination of the Participant’s employment or membership on the board of directors, as applicable, within specified periods.

Performance Awards. The board of directors is authorized to grant Performance Awards and will, in its sole discretion, determine the recipients and the number of shares of common stock that may be subject to each Performance Award. Each Performance Award will be subject to such terms and conditions consistent with the 2022 Restricted Stock Plan as determined by the board of directors and as set forth in an Award agreement. The board of directors will set performance targets at its discretion which, depending on the extent to which they are met, will determine the number of Performance Awards that will be paid out to the Participants and may attach to such Performance Awards one or more restrictions. Performance targets may be based upon, without limitation, Company-wide, divisional and/or individual performance.

The board of directors has the authority to adjust performance targets. The board of directors also has the authority to permit a Participant to elect to defer the receipt of any Performance Award, subject to the 2022 Restricted Stock Plan.

Performance-Based Awards. Certain Stock Awards and Performance Awards granted under the 2022 Restricted Stock Plan and the compensation attributable to such Awards are intended to (i) qualify as Performance-Based Awards or (ii) be otherwise exempt from the deduction limitation imposed by Section 162(m) of the Code.

The board of directors determines whether Stock Awards and Performance Awards granted under the 2022 Restricted Stock Plan qualify as Performance-Based Awards. The board of directors will establish in writing the performance goals, the vesting period, the performance targets, and any other terms and conditions of the Award in its sole discretion.

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Vesting. Awards granted to Participants under the 2022 Restricted Stock Plan may be subject to a graded vesting schedule with a minimum vesting period of two years, unless otherwise determined by the board of directors.

If there is a Change in Control, all unvested Awards granted under the 2022 Restricted Stock Plan will become fully vested immediately upon the occurrence of the Change in Control and such vested Awards will be paid out or settled, as applicable, within 60 days upon the occurrence of the Change in Control, subject to requirements of applicable laws and regulations.

Subject to the discretion of the board of directors, if a Participant’s employment or membership on the board of directors is terminated due to death or Disability, then all unvested and/or unearned Awards will be forfeited as of such date.

Section 409A of the Code. Awards under the 2022 Restricted Stock Plan are intended either to be exempt from the rules of Section 409A of the Code or to satisfy those rules and shall be construed accordingly. However, we will not be liable to any Participant or other holder of an Award with respect to any Award-related adverse tax consequences arising under Section 409A or other provision of the Code.

Transferability. Each Award granted under the 2022 Restricted Stock Plan will not be transferable otherwise than by a will or the laws of decent and distribution or as otherwise decided by the board of directors.

Fair Market Value. For purposes of the 2022 Restricted Stock Plan, “Fair Market Value” means, as of any given date, the closing price of a share of common stock on the public trading market on which shares of common stock are listed or quoted on that date, as applicable.

Withholding. All payments or distributions of Awards made pursuant to the 2022 Restricted Stock Plan will be net of any amounts required to be withheld pursuant to applicable federal, state, and local tax withholding requirements.

Amendments. The board of directors may amend the 2022 Restricted Stock Plan from time to time or suspend or terminate it at any time. However, no amendment will be made, without approval of our shareholders to (i) increase the total number of shares which may be issued under the 2022 Restricted Stock Plan; (ii) modify the requirements as to eligibility for Awards under the 2022 Restricted Stock Plan; or (iii) otherwise materially amend the 2022 Restricted Stock Plan.

Term of the Plan. The 2022 Restricted Stock Plan will terminate on the tenth anniversary of its Effective Date.

Current Issuance. As of the date of this report, there have been 11,001 shares of common stock issued under the 2022 Restricted Stock Plan.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

There are 3,615,436 shares of our common stock outstanding as of the date of this report. The following table sets forth the beneficial ownership of our common stock immediately prior to the date of this report by:

●	each of our directors;

●	each of our named executive officers;

●	all of our directors and executive officers as a group; and

●	each person known by us to be the beneficial owner of 5% or more of our outstanding common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options and Warrants that are either immediately exercisable or exercisable on or before the date which is 60 days after the date of this report. These shares are deemed to be outstanding and beneficially owned by the person holding those options and Warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Name and Address of Beneficial Owner	Shares of Common Stock		Percentage Interest

Directors and Named Executive Officers:
Steven Morris, Chief Executive Officer, Secretary, Director	904,689	(1)	24.91%

Kate Lewis, President	403,473		11.2%

Wesley Ramjeet, Chief Financial Officer	11,338	(2)	*

Dr. Jeffrey Morgan, Chief Medical Officer	46,340	(3)	1.3%

Stephen Simes, Director	20,000	(4)	*

Lisa Kelley, Director	8,333	(5)	*
All directors and executive officers as a group (six persons)	1,392,841		37.7	%(6)

Marvin Somlo	533,334		14.8%
The Morris Investment Trust(7)	1,545,310		42.74%

*Less than 1%.

(1)	Includes an aggregate of 888,023 shares of common stock owned by the 1030 Trust and BioLife4D – SM Trust over which Mr. Morris exercises voting power and control of these shares held in those trusts as trustee of both trusts and 16,666 fully vested options to purchase common stock with an exercise price of $40.50. 150,000 of the 1,600,000 shares of common stock owned by BioLife4D – SM Trust are pledged as security under the SM Trust Loan.
(2)	Mr. Ramjeet is granted shares of common stock under the Company’s Restricted Stock Plan of 667 shares of common stock per month for his services to us beginning on February 1, 2022, and this amount reflects the 11,338 shares of common stock granted through June 30, 2023.
(3)	Includes options to purchase 13,334 shares of common stock at an exercise price of $30.00 per share and option to purchase 10,000 shares of common stock at an exercise price of $40.50 per share. Dr. Morgan earns options to purchase 667 shares of common stock with an exercise price of $40.50 per month for his services to us beginning on February 1, 2022, and this amount reflects options to purchase 11,338 shares of common stock earned through June 30, 2023.
(4)	Consists of fully vested option to purchase 3,334 shares of common stock with an exercise price of $30.00 and fully vested options to purchase 16,666 shares of common stock with an exercise price of $40.50 held by the Stephen M. Simes Trust, of which he is trustee.
(5)	Consists of fully vested options to purchase 8,333 shares of common stock with an exercise price of $40.50 and a term of five years.
(6)	Based on a total of 3,686,775 shares deemed outstanding for the purposes of this table.
(7)	Lauren Cherney is the trustee of The Morris Investment Trust and exercises voting power and control of these shares.

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ITEM 5. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We had the following transactions with related parties during the last two fiscal years:

On April 5, 2023, the 1030 Trust, a revocable trust beneficially owned by our CEO, loaned us $120,000 with an interest rate of 5% and a term of six months, or within 15 days after the listing of our securities on a national stock exchange, whichever occurs earlier.

In 2022, 2021, and 2020, we used the bookkeeping services of an accounting firm in which our former CFO was a partner. We incurred $37,060, $24,260, and $17,265 of fees for accounting services in the years ended December 31, 2022, 2021, and 2020, respectively.

On May 18, 2022, our CEO, through his trust, the BioLife4D – SM Trust, obtained a $1 million loan from one of our shareholders pursuant to a Secured Promissory Note, dated as of May 18, 2022, in the principal amount of $1 million (the “SM Trust Loan”). The SM Trust Loan is secured by 33,334 shares of our common stock held by the BioLife4D – SM Trust pursuant to a Stock Pledge Agreement, dated as of May 18, 2022, by and between the BioLife4D – SM Trust, as pledgor, and the shareholder as secured party. The funds received from the SM Trust Loan were then placed in a deposit account with Fifth Third Bank, National Association (the “Deposit Account”) and used to serve as collateral for our $1 million Working Capital Loan from Fifth Third Bank, National Association (the “Lender”), pursuant to an Assignment of Deposit Account, dated May 18, 2022, by and among the BioLife4D – SM Trust, us, and the Lender.

On December 6, 2022, our CEO, through his trust, the BioLife4D – SM Trust, obtained an additional loan of $500,000 from the same shareholder. The parties amended and restated the Secured Promissory Note from the SM Trust Loan, dated as of December 7, 2022, to increase the principal amount from $1 million to $1.5 million. The parties then also amended and restated the Stock Pledge Agreement to secure the SM Trust Loan, thereby increasing the pledge by the BioLife4D – SM Trust from 33,334 shares of common stock to 150,000 shares of common stock. The funds received from were placed in the same Deposit Account and used to serve as collateral for our $500,000 Second Working Capital Loan from the Lender, pursuant to an Assignment of Deposit Account, dated December 6, 2022, by and among the BioLife4D – SM Trust, us, and the Lender.

Steven Morris, our CEO, is the sole beneficiary and trustee of the BioLife4D – SM Trust and exercises voting power and control over the shares held by the trust.

For the twelve months ended December 31, 2022, interest expense to BioLife4D-SM Trust totaled $65,616. Steven Morris is the beneficiary and trustee of BioLife4D – SM Trust.

Policies and Procedures for Transactions with Related Persons

All future related party transactions will be voted upon by the disinterested board of directors. The audit committee of the board of directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee will review, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

ITEM 6. OTHER INFORMATION.

None.

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ITEM 7. FINANCIAL STATEMENTS.

36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Board of Directors of

BioLife4d Corporation.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BioLife4d Corporation. (the “Company”) as of December 31, 2022 and 2021, the related statement of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully explained in Note 1, which includes management’s plans in regards to this uncertainty, the Company has an accumulated deficit of approximately $10 million, incurred a net loss of approximately $3.4 million and cash outflows from operations of approximately $1.6 million as of and for the year ended December 31, 2022, and therefore there is substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ LJ Soldinger Associates, LLC

Deer Park, IL

April 19, 2023

We have served as the Company’s auditor since 2021.

F-1

BALANCE SHEETS

	December 31, 2022	December 31,2021

ASSETS
Current assets:
Cash and cash equivalents	$233,779	$932,885
Prepaid expenses	17,752	28,381
Total current assets	251,531	961,266
Fixed assets, net	11,995	6,318
Right of use asset	213,469	-
Other assets	611,643	16,478
TOTAL ASSETS	$1,088,638	$984,062

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$304,049	$3,511
Accrued expenses	285,225	84,760
Working Capital Loan	1,500,000	-
Lease liability - current	93,388	-
Total current liabilities	2,182,662	88,271
Long-Term liabilities
Accrued interest expense	216,195	139,852
Lease liability -long term	111,081	-
Convertible Notes net of discount	750,000	745,119
Total Long-Term Liabilities	1,077,276	884,971
Total Liabilities	3,259,938	973,242

Commitments and Contingencies (Note 12)

Stockholders’ Equity (deficit)
Preferred stock $0.00001 par value. 20,000,000 authorized, none issued or outstanding	$-	$-
Common stock $0.00001 par value, 50,000,000 authorized
3,612,770 and 3,611,376 issued issuable and outstanding as of December 31, 2022 and December 31, 2021, respectively	36	36
Additional paid in capital	7,849,327	6,616,600
Accumulated deficit	(10,020,663)	(6,605,816)
Total Stockholders’ Equity (deficit)	(2,171,300)	10,820
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,088,638	$984,062

The accompanying notes are an integral part of these audited financial statements.

F-2

STATEMENTS OF OPERATIONS

For the years ended December 31, 2022 and 2021

	2022	2021

Expenses
General and administrative	$2,280,206	$993,821
Depreciation and amortization	10,623	8,124
Research and development	950,905	780,280
Total expenses	3,241,734	1,782,225

Net operating loss	(3,241,734)	(1,782,225)

Other Income (expenses)
Loan forgiveness	-	397,273
Interest income	399	154
Interest expense	(173,512)	(110,605)
Net Other Income (expenses)	(173,113)	286,822
Loss before income taxes	(3,414,847)	(1,495,403)
Income taxes	-	-
Net loss	$(3,414,847)	$(1,495,403)

Net loss per common share- basic and diluted	$(0.95)	$(0.42)

Weighted-average common shares - basic and diluted	3,607,067	3,590,001

The accompanying notes are an integral part of these audited d financial statements.

F-3

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2022 and 2021

	Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Par Value	Capital	Receivable	Deficit	Equity/(Deficit)

Balance at December 31, 2020	3,569,334	$36	$4,450,562	$(2,700)	$(5,110,413)	$(662,515)

Sale of common stock, net of offering costs	38,708	-	1,538,959	2,700	-	1,541,659
Stock-based compensation	3,334	-	627,079	-	-	627,079
2021 Net Loss					(1,495,403)	(1,495,403)
Balance at December 31, 2021	3,611,376	$36	$6,616,600	$-	$(6,605,816)	$10,820
Reconciliation for non-partial shares in the reverse stock split	393	-				-
Share cancellation	(10,000)	-				-
Stock-based compensation	11,001	-	1,232,727			1,232,727
2022 Net Loss					(3,414,847)	(3,414,847)
Balance at December 31, 2022	3,612,770	$36	$7,849,327	$-	$(10,020,663)	$(2,171,300)

The accompanying notes are an integral part of these audited financial statements.

F-4

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:
Net income (loss)	$(3,414,847)	$(1,495,403)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	10,623	8,124
Non-cash interest	4,881	62,605
PPP loan forgiveness	-	(397,272)
Stock compensation	1,232,727	627,079
Changes in operating assets and liabilities of the business
Prepaid expense	10,629	(18,042)
Security deposit	(23,700)	-
Accounts payable	180,307	3,511
Accrued expense	200,465	59,742
Accrued interest expense	76,343	48,000
Other assets	(9,000)	(15,078)
Net cash (used in) operating activities	(1,731,572)	(1,116,734)
Cash flows from investing activities:
Purchase of Fixed Asset	(16,300)	-
Net cash (used in) investing activities	(16,300)	-
Cash flows from financing activities:
Sale of common stock, net offering costs of $28,670	-	1,541,660
Proceeds from working capital loan	1,500,000	-
PPP loan proceeds	-	174,872
Deferred offering cost	(451,234)	-
Net cash provided by financing activities	1,048,766	1,716,532
Net increase (decrease) in cash and cash equivalents	(699,106)	599,798
Cash and cash equivalents at the beginning of the year	932,885	333,087
Cash and cash equivalents at the end of the year	$233,779	$932,885
Supplemental Cash Flow Information
Deferred offering cost in accounts payable	$120,231
Right of use Assets in exchange for lease obligations	$285,144	$-
Cash paid for interest	$91,416	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these audited financial statements.

F-5

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

BIOLIFE4D CORPORATION (“the Company,”) is a pioneering development stage biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts suitable for implantation – potentially lifesaving technology that ultimately gives patients the gift of time.

The Company is driving a movement to transform the treatment of heart disease which is the leading cause of death among both men and women globally. The Company is committed to perfecting the technology to make viable organ replacement an accessible and affordable reality, as well as mini-hearts for cardiotoxicity testing. The Company’s groundbreaking approach converges recent breakthroughs in regenerative medicine, adult stem cell biology, 3D printing techniques, and computing technology that could make organ replacement commercially viable and commonplace globally.

The Company plans to create a patient-specific, fully functioning heart through 3D bioprinting using the patient’s own cells – which could eliminate the well-known challenges of organ rejection and long donor waiting lists that plague existing organ transplant methods.

The Company seeks to improve, optimize, adapt, and capitalize on current technologies to create a commercially viable and sustainable process solution. It is impossible to predict the exact amount of time it will take to fully optimize this process, particularly due to the ultimate interaction of the United States Food and Drug Administration (“FDA”) as it is impossible to predict the exact time frame of the FDA approval process.

Going Concern

The accompanying financial statements have been prepared as though the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2022, the Company has an accumulated deficit of approximately $10 million, and a net loss of approximately $3.4 million. Net cash used in operating activities was approximately $1.6 million during the twelve months ended December 31, 2022. Management expects to continue to incur operating losses and negative cash flows from operations. The Company has financed its operations to date from proceeds from the sale of common stock and issuance of debt. The Company’s current liquidity position raises substantial doubt about the Company’s ability to continue as a going concern.

The Company believes that its existing cash and cash equivalents will be insufficient to meet its anticipated cash requirements for at least the next 12 months from the date the financial statements are issued. The assumptions upon which the Company has based its estimates are routinely evaluated and may be subject to change. The actual amount of the Company’s expenditures will vary depending upon several factors including but not limited to the design, timing, and progress of the Company’s research and development programs, and the level of financial resources available. The Company can adjust its operating plan spending based on available financial resources.

The Company will need to raise additional capital to continue to fund operations and product research and development. The Company believes that it will be able to obtain additional working capital through bridge loans and an initial public offering, other equity financings, additional debt, or other arrangements to fund future operations; however, as of the date of these financial statements, no committed funding has been obtained, and there can be no assurance that such additional financing, if available, can be obtained on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-6

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented. From its inception, the Company has devoted substantially all of its efforts to business planning, regulatory approvals, research and development, and raising capital.

Significant Risks and Uncertainties

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include but are not limited to: the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, and insurance coverage of, Company products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital.

The Company currently has no commercially approved products and there can be no assurance that the Company’s research and development efforts will be successfully commercialized. Developing and commercializing a product requires significant time and capital and is subject to regulatory review and approval as well as competition from other biotechnology companies. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and consultants and obtaining and protecting intellectual property.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates included in the financial statements are those associated with the inputs used to value common stock and option grants and in the determination of predominant outcome for potential conversion events associated with the convertible notes issued by the Company.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The spread of COVID-19 has caused significant volatility in the United States and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the United States and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

(Loss)/Income per Share

Basic (loss) income per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share reflects the potential dilution, using the treasury stock method that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the (loss) income of the Company. In computing diluted (loss) income per share, the treasury stock method assumes that outstanding instruments are exercised/converted, and the proceeds are used to purchase common stock at the average market price during the period. Instruments may have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price/conversion rate of the instruments.

The Company has not included a reconciliation of the numerator for expense amounts associated with the convertible notes as those amounts are not material and would no effect on earnings per share as any changes would be anti-dilutive and therefore not presented.

F-7

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	December 31, 2022	December 31, 2021
Options	77,332	101,667
Convertible notes	18,519	18,519
	95,851	120,186

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. For the period of these financial statements, the CEO and founder of the Company was the CODM. The Company views its operations and manages its business as one operating and reporting segment.

Cash and Cash Equivalents

Cash represents cash deposits held at a major financial institution. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less when purchased. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes.

Deferred Offering Costs

Direct costs incurred by the Company to raise debt, equity or other funding that are incurred prior to Company closing on receipt of proceeds from those offerings is treated as a deferred offering cost, a long-term asset on the balance sheet. Upon closing, those costs are transferred or netted, depending on the type of the offering against the proceeds received. In the event of a more than temporary delay or the failure to close, deferred offering costs are expensed as general and administrative expenses. At December 31, 2022, the Company had deferred approximately $586,543 of offering costs and which were included on the balance sheet in Other Assets.

Leases

The Company determines if an arrangement is or contains a lease at contract inception and recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The Company utilizes the practical expedient to exclude short-term leases from Accounting under ASC842.

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. Lease payments included in the measurement of the lease liability include fixed payments owed over the lease term. The Company discounts its unpaid lease payments using its incremental borrowing rate, which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

The lease term includes the noncancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date. The ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability less any accrued lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expenses in the Company’s statement of income with the expense arising from fixed lease payments.

F-8

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rents for facilities, supplies, and other fees related to our research efforts, fees paid to consultants that perform certain research and testing on behalf of the Company, and costs related to salaries, benefits, bonuses, and stock-based compensation granted to employees in research and development functions.

Stock-Based Compensation

The Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee and non-employees services are acquired. The Company recognizes compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees and non-employees, including grants of employee stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. The Company determines the fair value of stock-based option awards, that do not contain any provisions which would result in liability classification, using the Black-Scholes-Merton option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. For awards with performance-based vesting criteria, the Company estimates the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. The Company accounts for forfeited awards as they occur. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested. The Company’s common stock price is assessed using valuation methods in accordance with the American Institute of Certified Public Accountants’ Valuation of Privately-Held-Company Equity Securities Issued as Compensation practice guide. These estimates represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federally insured limits. Exposure to cash and cash equivalents credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated on the straight-line basis over their estimated useful lives which due to the nature of the work being performed have a 3-year estimated useful life. Expenditures for maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

F-9

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB and are adopted by the Company as of the specified effective date.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2022, and December 31, 2021:

	2022	2021

Equipment and furniture	$40,673	$24,373
Accumulated depreciation	(28,678)	(18,055)

Equipment and furniture, net	$11,995	$6,318

For the twelve months ended December 31, 2022 and 2021, the Company recorded depreciation of $10,623 and $8,124, respectively.

4.	LEASES

The Company leases a BioAssemblyBot 400 and accompanying TSIM and BioApps software (“equipment”) under a noncancelable agreement. The lease commenced on March 1, 2022 and expires in March 2025. At the end of the lease term, the Company has the option to return the equipment, purchase the equipment, or to extend the lease term on a month-to-month basis at the then current monthly rate. The lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease are fixed at $9,000 per month through the lease term.

At the end of the lease term, the Company has the option to purchase the equipment for $29,872. Because the Company is not reasonably certain to exercise this purchase option, the option is not considered in determining the lease term and associated potential purchase option payments are not included in lease payments:

The components of lease expense for the periods ended December 31, 2022, were as follows:

Operating lease cost	$72,000
Variable lease costs	-
Total lease cost	$72,000

Future minimum lease payments and maturities of the lease liability as of December 31, 2022, are as follows:

2023	108,000
2024	108,000
2025	9,000
Total minimum lease payments	$225,000
Less imputed interest	(20,531)
Total lease liability	204,469
Lease liability – current portion	93,388
Lease liability, long-term portion	$111,081

F-10

5.	DEBT

Working Capital Loan

On May 18, 2022 and December 6, 2022, the Company borrowed $1,000,000 and $500,000, respectively, to fund its working capital needs pursuant to a Business Loan Agreement by and between the Company, as the borrower, and Fifth Third Bank, National Association, as lender (the “Lender”) and a related Promissory Note, made by the Company in favor of the Lender, each dated as of May 18, 2022 and amended dated December 6, 2022 (the “Working Capital Loan”). The Company’s obligations under the Working Capital Loan are secured by a lien on a certain deposit account with the Lender (the “Deposit Account”) owned by the BioLife4D – SM Trust dated November 1, 2016, (the “BioLife4D – SM Trust”) pursuant to an Assignment of Deposit Account, dated as of May 18, 2022, amended dated as of December 6, 2022, by and among the BioLife4D – SM Trust, the Company, and the Lender. Steven Morris, the Company’s CEO, is the sole beneficiary and trustee of the BioLife4D – SM Trust which owns 1,600,000 shares of the Company’s common stock, 33,334 of which are pledged to Fifth Third Bank, National Association.

The Promissory Note has an interest rate of 4.32% and matures on May 18, 2023, but in no event later than November 18, 2023. The Company is obligated to make monthly interest payments to the Lender until the Maturity Date upon which date the amount of the entire principal balance and any unpaid but accrued interest is due. As an inducement to the BioLife4D-SM Trust to post the required collateral, the Company has agreed to compensate the BioLife4D-SM Trust at the rate of 10% per annum on the value of the collateral pledged within the trust to the Lender.

For the twelve months ended December 31, 2022, interest expense to the Lender totaled $30,143, of which $25,800 is paid and $4,343 is included in accrued interest expenses.

For the twelve months ended December 31, 2022, interest expense to BioLife4D-SM Trust totaled $65,616.

Convertible Notes

In January 2019, the Company issued seven convertible notes and received proceeds totaling $700,000, of which $100,000 was converted in 2019, leaving $600,000 outstanding during the period of these financial statements. The notes had maturity dates of three years from issuance, with the Company having the right, at its sole discretion, to further extend the maturity an additional 24 months upon notice being given to the holders. The interest rate of the notes was 8% per annum in the original 3-year term. Based upon the terms of the notes, the Company has elected to extend the notes and the interest rate will be 12% for the period of the extension.

The Notes may only be repaid in full with interest. The notes contain provisions that require the Company to incur a prepayment penalty should the loans be repaid, in full, prior to the maturity date of the notes. If the note is prepaid in the first year, the penalty is 30% of the outstanding note balance. In the second year, the prepayment penalty is 20% of the outstanding note balance.

The notes contain certain conversion rights granted to the holders. These include the holders having the option prior to the first-year anniversary date to convert all outstanding balances into shares of common stock of the Company at a 20% discount to the then fair market value of the Company’s common stock. This option expires on the first anniversary of the note. In addition, throughout the period where note proceeds are outstanding, in the event the Company completes an equity sale of securities of at least $7,500,000 (excluding amounts converted from outstanding notes), the outstanding loan balance will automatically convert into securities of the new financing at a 20% discount to the then fair market value of the securities being converted into. At inception, the Company has determined that the conversion feature contained within the notes was the predominantly likely method of settlement and therefore has treated the convertible notes as stock settled debt. At inception, the Company recorded the notes at their settled liability amount of $750,000 with the $150,000 treated as a debt discount which was amortized over the original maturity of the convertible notes (see table below). The resulting effective interest rate of the convertible notes was 13.36%.

F-11

In January 2022, in accordance with the provisions of the convertible notes, the Company notified the noteholders holding a total of $600,000 of the notes that the Company had extended the maturity date of the convertible notes to January 2024. In accordance with the terms of the extension, the interest rate of the convertible notes increased thereafter to 12% per annum.

For the twelve months ended December 31, 2022, and 2021, the total interest expense was $76,881 and $96,846, respectively, with coupon interest expense of $72,000 and $48,000 for each twelve months and amortization of debt discount of $4,881 and $62,605 respectively.

The following table summarizes the debt discount.

Balance, December 31, 2021	$4,881
Amortization as of September 30, 2022	(4,881)
Balance, December 31, 2022	$-

Paycheck Protection Loan

The Company received loan proceeds of $222,400 pursuant to the Paycheck Protection Program under the CARES Act. The Loan, which was in the form of a promissory note, dated May 1, 2020, matured on May 1, 2022, and bore interest at a fixed rate of 1% per annum. Under the terms of the CARES Act, the principal may be forgiven if the Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, mortgage interest, rent, and utilities. In May 2021, the Company was notified that the Small Business Administration had accepted the Company’s forgiveness application.

In January 2021, the Company received a second loan for $174,873 pursuant to the Paycheck Protection Program under the CARES Act. The Loan, which was in the form of a promissory note, was to mature on January 21, 2023, and bore interest at a fixed rate of 1% per annum. Under the terms of the CARES Act, the principal may be forgiven if the Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, mortgage interest, rent, and utilities. In November 2021, the Company was notified that the Small Business Administration had accepted the Company’s forgiveness application.

6.	STOCKHOLDERS’ EQUITY

Amendment to Certificate of Incorporation

On January 24, 2022, the Company filed a revised Certificate of Incorporation with the State of Delaware to increase the total number of shares authorized to issue 70,000,000 consisting of 50,000,000 shares of common stock, having a par value of $0.00001, and 20,000,000 shares of blank check preferred stock, having a par value of $0.00001. In addition, the previously authorized two classes of voting common stock and non-voting common stock are now combined into one class of voting common stock. All previously issued voting and non-voting common shares have been retroactively presented as one class of common stock.

In August 2022, the Company filed with the Secretary of State of Delaware to amend its articles of incorporation to effect a 1:3 reverse split of its issued and outstanding common stock. The effect of this reverse split has been shown as if it occurred at the inception of the Company.

In January 2018, the Company commenced a qualified Tier II offering of its common stock under Regulation A of the 1933 Securities and Exchange Act with proceeds of up to $50 million available under the offering with an original price of approximately $30 per share before fees and expenses. In 2018 and 2019, the Company subsequently amended the offering and increased the offering price to $40.50 per common share, before fees and expenses as of September 2019. The Company continued to raise proceeds under the offering until it was terminated in December 2021.

F-12

Equity Compensation Plans

In January 2022, the Company adopted the 2022 Restricted Stock Plan (“Plan”). The Plan will be administered by the compensation committee of the board of directors. The committee may delegate such authority to any officer or employee of the Company. The Plan awards are available to all employees, executive officers, and members of the board of directors. The Plan may grant Stock Awards and may also grant Performance Awards, as defined within the Plan, with a minimum vesting period of two years unless otherwise determined by the Board. The total number of shares authorized for issuance under the Plan is 1,666,667 shares of common stock.

In February 2022, the Company adopted the 2022 Incentive and Nonstatutory Stock Option Plan (“Option Plan”). The Option Plan will be administered by the compensation committee of the board of directors. The committee may delegate such authority to any officer or employee of the Company. The Option Plan awards are available to all employees, members of the board of directors and consultants. The Option grants authorized for issuance under the Plan may total exercise into 1,666,667 shares of common stock. In the event of a termination or cancellation of an unused option grant, those shares revert back to the Option Plan.

In 2021, the Company sold 38,708 shares of common stock having a par value of $0.00001 for approximately $1.57 million in gross proceeds under the Tier II offering. The Company paid $28,670 in offering costs related to the sale of common stock.

7.	EQUITY BASED COMPENSATION

Restricted Stock Awards

During the twelve months ended December 31, 2022, the Company issued 7,335 shares of common stock to management as part of the compensation package contained within certain advisory agreements entered into during the period. The shares were valued at $297,000 based on the pricing of the Company’s securities in its Regulation A, Tier II offering.

During the twelve months ended December 31, 2022, the Company issued 1,666 shares of common stock to management as part of the compensation package contained within certain advisory agreements entered into during the period. The shares were valued at $67,500 based on the pricing of the Company’s securities in its Regulation A, Tier II offering. At December 31, 2022, 833 shares of common stock were issuable.

In February 2022, the Company and certain members of the advisory board agreed to cancel 10,000 shares of previously issued shares of the Company’s common stock. (See note below)

During the twelve months ended December 31, 2022, the Company issued 2,000 shares of common stock to a third party. The shares were valued at $81,000 based on the pricing of the Company’s securities in its Regulation A, Tier II offering. These shares vested over six months which occurred in 2022.

During the twelve months ended December 31, 2022, the Company recorded $8,111 of stock-based compensation expense with respect to the vesting of certain previously granted equity instruments.

In January 2021, the Company issued 3,334 shares of common stock to its management advisory board members as part of the compensation package contained within the advisory agreements. The shares were valued at $135,000 based on the pricing received in the Tier II offering. The grants vest over a 1-year period from grant. Through mutual agreement, these shares were canceled in January 2022 and were part of the 10,000 share cancellation noted above.

Option Awards

In February 2022, the Company granted options to its board of directors to acquire 25,000 shares of common stock of the Company at an exercise price of $40.50 per share, with a 5-year term. The fair market value of the options on the date of grant was $652,500. The Company recognized $587,706 of compensation expenses related to these options for the twelve months ended December 31, 2022. The options vest on the anniversary of the date of grant.

F-13

During the twelve months ended December 31, 2022, the Company granted 7,337 options to a consultant to acquire shares of common stock at an exercise price of $40.50 per share with a 5-year term. The fair market value of the options on the date of grant was $191,400. The Company recognized $191,400 of compensation expenses related to these options for the twelve months ended December 31, 2022. These options vest immediately.

In January 2022, the Company granted an option to an advisory board member to acquire 45,000 shares of common stock with an exercise price of $40.50 per share with a five-year expiration. The option contained both performance and service vesting conditions. In 2022, the Company determined that the performance conditions related to patent filings were not met and therefore the options expired unexercised.

The following table provides the estimates included in the inputs to the Black-Scholes Merton pricing model for the options granted in 2022:

Underlying fair market value	$40.50 per share
Expected life	5 years
Risk free interest rate	0.80%
Dividend rate	0%
Historical volatility	81%

The Company has utilized the pricing received, on a near continuous basis from investors, in its Regulation A, Tier II offering as the fair market value for the underlying common shares. In addition, the Company has utilized a basket of five public companies with similar operations to estimate a historical volatility at the time of grant.

A summary of option activity for the nine months ended December 31, 2022, is as follows:

	Number of Shares	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2021	101,668	$12.03	$-	1.50
Granted	77,332	40.5	-	5
Exercised	-	-	-	-
Forfeited or expired	(101,668)	-	-	-
Options Outstanding as of December 31, 2022	77,332	40.50	-
Options unvested as of December 31, 2022	25,000	40.50	-	4.08

A summary of option activity for the years ended December 31, 2021 is as follows:

	Number of Shares	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2020	83,334	$5.76	$-	1.82
Granted	18,334	40.50	-	5.00
Exercised	-	-
Forfeited or expired	-	-
Options Outstanding as of December 31, 2021	101,668	$12.03	$-	1.50
Options unvested as of December 31, 2021	1,667	$40.50	$-	2.06

As of December 31, 2022, there was only a nominal amount of unrecognized stock-based compensation related to unvested options.

F-14

Stock-based compensation expense included in the following line items on the statement of operations for the twelve months ended December 31, 2022 and 2021 is as follows:

	Twelve Months Ended
	December 31,
	2022	2021
Research and development	$973,827	$391,500
General and administrative	258,900	235,579
Total	$1,232,727	$627,079

8.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of the Company’s business activities.

On August 28, 2020, a group of noteholders totaling $600,000, filed a lawsuit naming the Company as a defendant alleging breach of contract in Cook County, Illinois. The breach alleged in the lawsuit was for not providing the required financial information in the form of unaudited financial statements to the noteholders as required under the convertible note agreements. Three of the noteholders’ cases were dismissed with prejudice. Only three of the noteholders remain in the lawsuit. The Company brought a Motion for Sanctions due to delays against the plaintiffs which was granted and we were awarded attorney’s fees. The Company has now brought a Second Motion for Sanctions due to further delays by the plaintiffs which is scheduled to be heard on November 17, 2022. The Company’s position is that the claims are without merit. The Company has indicated in filings to the court that the Company provided the information as required via e-mail and other communication to the convertible note holders, and in addition, published the required information as part of its ongoing reporting obligations under its Regulation A Tier II offering at www.sec.gov. The Company intends to continue to vigorously defend against this litigation.

9.	INCOME TAXES

The components of our deferred tax assets are as follows:

	December 31,
	2022	2021
Deferred Tax Assets:
Net operating losses	$2,055,000	$1,460,000
Research and development credits	15,000	15,000
Total deferred tax assets	2,070,000	1,475,000
Less: Valuation allowance	(2,070,000)	(1,475,000)
Net Deferred Tax Assets:	$-	$-

Deferred Tax Liabilities:
	$-	$-
Net Deferred Tax Liability	$-	$-

The benefit of income taxes for the years ended December 31, 2022 and 2021 consist of the following:

For the years ended December 31,
	2022	2021
U.S. federal
Current	$-	$-
Deferred	-	-
State and local
Current	-	-
Deferred	-	-
Valuation allowance	-	-
Income Tax Provision (Benefit)	$	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that one portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical losses and the uncertainty of future taxable income over the periods which the Company will realize the benefits of its net deferred tax assets, management believes it is more likely than not that the Company will not fully realize the benefits on the balance of its net deferred tax assets and, accordingly, the Company has established full valuation allowance on its net deferred tax assets.

F-15

A reconciliation of the statutory income tax rate to the effective tax rate is as follows

	December 31,
	2022	2021

Federal rate	717,000	314,000
State income taxes, net of federal benefit	256,000	82,000
Non-deductible equity based compensation	(376,000)	(166,000)
Amortization of debt discount	-	(17,000)
Other	(2,000)	7,000
Change in valuation allowance	(595,000)	(220,000)
Income Taxes Provision (Benefit)	-	-

As of December 31, 2022 and 2021, the Company has available federal net operating losses of approximately $8.6 million and $5.5 million, respectively, which can be carried forward indefinitely. In 2020, as part of the CARES Act, the Company had the ability to fully utilize its net operating loss carryforwards against taxable income. That provision expired in 2021, and thus, from 2021 onward, the Company may only utilize net operating loss carryforwards totaling up to 80% of its taxable income in any given year.

Due to changes in the Company’s ownership over time, it is possible that future utilization of the net operating loss carryforwards may be subject to certain limitations under Internal Revenue Code Section 382. While the scope of any such limitations has not been determined, they could result in significant permanent impairments to the Company’s net operating loss carryforwards and reduction in the gross deferred tax asset that is disclosed above.

U.S. GAAP provides that the tax effects from uncertain tax positions can be recognized in the financial statements only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. At December 31, 2022 and 2021, the Company had $0 and $0 of unrecognized state tax benefits net of federal benefits recorded, respectively.

The Company does not expect any material changes in the amount of unrecognized tax benefits within the next twelve months. The Company files tax returns as prescribed by the laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The statute of limitations period is generally three years. Due to the extent of the net operating loss carryforward, however, all tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

For the twelve months ended December 31, 2022, and 2021, the Company used the bookkeeping services of an accounting firm in which an officer of the Company was a partner. The Company incurred $37,060 and $24,260 of accounting services in the years ended December 31, 2022, and 2021, respectively.

For the twelve months ended December 31, 2022, interest expense to BioLife4D-SM Trust totaled $65,616.

Mr. Steven Morris, the Company’s CEO, is the beneficiary and trustee of BioLife4D – SM Trust.

11.	SUBSEQUENT EVENTS – UNAUDITED

On April 5, 2023, the 1030 Trust, a revocable trust beneficially owned by the Company’s CEO, loaned the Company $120,000 with an interest rate of 5% and a term of six months.

F-16

ITEM 8. EXHIBITS.

Exhibit Number	Description	Form	Exhibit	Filing Date	Filed Herewith
2.1	Amended and Restated Certificate of Incorporation of BioLife4D Corporation filed with the Division of Corporations, State of Delaware on February 4, 2022	S-1/A	3.1	04/20/2023
2.2	Amended and Restated Bylaws of BioLife4D Corporation, dated February 3, 2022	S-1/A	3.2	04/20/2023
2.3	Amendment to Bylaws of BioLife4D Corporation, dated August 11, 2022	S-1/A	3.3	04/20/2023
6.1	Advisory Board Agreement between BioLife4D Corporation and Sean Palecek, dated May 30, 2017	S-1/A	10.1	04/20/2023
6.2	Amendment to Advisory Board Agreement between BioLife4D Corporation and Sean Palecek, dated January 17, 2022	S-1/A	10.2	04/20/2023
6.3	Advisory Board Agreement between BioLife4D Corporation and Ibrahim T. Ozbolat, dated May 31, 2017	S-1/A	10.3	04/20/2023
6.4	Amendment to Advisory Board Agreement between BioLife4D Corporation and Ibrahim T. Ozbolat, dated January 14, 2022	S-1/A	10.4	04/20/2023
6.5	Advisory Board Agreement between BioLife4D Corporation and Janet Zoldan, dated June 8, 2017	S-1/A	10.5	04/20/2023
6.6	Amendment to Advisory Board Agreement between BioLife4D Corporation and Janet Zoldan, dated February 1, 2022	S-1/A	10.6	04/20/2023
6.7	Advisory Board Agreement between BioLife4D Corporation and Shayn Peirce-Cottler, dated July 11, 2017	S-1/A	10.7	04/20/2023
6.8	Amendment to Advisory Board Agreement between BioLife4D Corporation and Shayn Peirce-Cottler, dated February 1, 2022	S-1/A	10.8	04/20/2023
6.9	Advisory Board Agreement between BioLife4D Corporation and Jeffrey Morgan, dated August 23, 2017	S-1/A	10.9	04/20/2023
6.10	Amendment to Advisory Board Agreement between BioLife4D Corporation and Jeffrey Morgan, dated February 1, 2022	S-1/A	10.10	04/20/2023
6.11	Advisory Board Agreement between BioLife4D Corporation and Raimond Winslow, dated August 28, 2017	S-1/A	10.11	04/20/2023
6.12	Laboratory Service Agreement between BioLife4D Corporation and Northwestern University, dated November 1, 2017	S-1/A	10.12	04/20/2023
6.13	License Agreement between BioLife4D Corporation and Texas Medical Center, dated May 24, 2018	S-1/A	10.13	04/20/2023
6.14	First Amendment to License Agreement between BioLife4D Corporation and Texas Medical Center, dated July 3, 2018	S-1/A	10.14	04/20/2023
6.15	Second Amendment to License Agreement between BioLife4D Corporation and Texas Medical Center, dated October 29, 2018	S-1/A	10.15	04/20/2023
6.16	Third Amendment to License Agreement between and BioLife4D Corporation and Texas Medical Center, dated February 7, 2022	S-1/A	10.16	04/20/2023

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6.17	Note Purchase Agreement between BioLife4D Corporation and EchoVenture, LLC, dated January 3, 2019	S-1/A	10.17	04/20/2023
6.18	Extension to the Note Purchase Agreement between BioLife4D Corporation and EchoVenture, LLC, dated January 12, 2022	S-1/A	10.18	04/20/2023
6.19	Advisory Board Agreement between BioLife4D Corporation and Stephen M. Simes, dated January 21, 2019	S-1/A	10.19	04/20/2023
6.20	Note Purchase Agreement between BioLife4D Corporation and H Joseph Leitch, dated January 22, 2019	S-1/A	10.20	04/20/2023
6.21	Extension to the Note Purchase Agreement between BioLife4D Corporation and H Joseph Leitch, dated January 13, 2022	S-1/A	10.21	04/20/2023
6.22	Note Purchase Agreement between BioLife4D Corporation and 2 JWB 6P LLC, dated January 28, 2019	S-1/A	10.22	04/20/2023
6.23	Extension to the Note Purchase Agreement between BioLife4D Corporation and 2 JWB 6P LLC, dated January 12, 2022	S-1/A	10.23	04/20/2023
6.24	Note Purchase Agreement between BioLife4D Corporation and Millennium Automated Parking, Inc. and Julius S. Levine Trust, dated January 31, 2019	S-1/A	10.24	04/20/2023
6.25	Extension to the Note Purchase Agreement between BioLife4D Corporation and Millennium Automated Parking, Inc., dated January 12, 2022	S-1/A	10.25	04/20/2023
6.26	Extension to the Note Purchase Agreement between BioLife4D Corporation and Julius S. Levine Trust, dated January 12, 2022	S-1/A	10.26	04/20/2023
6.27	Note Purchase Agreement between BioLife4D Corporation and Clayton A. Struve, dated January 31, 2019	S-1/A	10.27	04/20/2023
6.28	Extension to the Note Purchase Agreement between BioLife4D Corporation and Clayton A. Struve, dated January 13, 2022	S-1/A	10.28	04/20/2023
6.29	Employment Agreement between BioLife4D Corporation and Kathleen Ann Lewis, dated September 15, 2020	S-1/A	10.29	04/20/2023
6.30	Engagement Letter between BioLife4D Corporation and The Hechtman Group LTD, dated July 22, 2021	S-1/A	10.30	04/20/2023
6.31	Intelligent Office Membership Agreement between BioLife4D Corporation and Aspire Ventures, LLC d/b/a Intelligent Office of Lincolnshire, dated December 29, 2021	S-1/A	10.31	04/20/2023
6.32	Platform-as-a-Service Monthly Service Agreement between BioLife4D Corporation and Advanced Solutions Life Sciences, LLC, dated December 20, 2021	S-1/A	10.32	04/20/2023
6.33	Independent Advisor Agreement between BioLife4D Corporation and Ravi Birla, dated January 11, 2022	S-1/A	10.33	04/20/2023
6.34	CFO Agreement between BioLife4D Corporation and Wesley Ramjeet, dated February 1, 2022	S-1/A	10.34	04/20/2023
6.35	2022 Incentive and Nonstatutory Stock Option Plan to Employees, Directors, and Consultants of BioLife4D Corporation, dated February 3, 2022	S-1/A	10.35	04/20/2023
6.36	2022 Restricted Stock Plan, dated February 3, 2022	S-1/A	10.36	04/20/2023
6.37	Business Loan Agreement, dated May 18, 2022, by and between BioLife4D Corporation and Fifth Third Bank, National Association	S-1/A	10.37	04/20/2023

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6.38	Promissory Note, dated May 18, 2022, made by BioLife4D Corporation in favor of Fifth Third Bank, National Association	S-1/A	10.38	04/20/2023
6.39	Assignment of Deposit Account, dated May 18, 2022, by and among BioLife4D – SM Trust dated November 1, 2016, BioLife4D Corporation and Fifth Third Bank, National Association	S-1/A	10.39	04/20/2023
6.40	Secured Promissory Note, dated May 18, 2022, made by BioLife4D – SM Trust, dated November 1, 2016	S-1/A	10.40	04/20/2023
6.41	Stock Pledge Agreement, dated May 18, 2022, by the BioLife4D – SM Trust, dated November 1, 2016	S-1/A	10.41	04/20/2023
6.42	Agreement, dated May 18, 2022, between BioLife4D Corporation and BioLife4D – SM Trust, dated November 1, 2016	S-1/A	10.42	04/20/2023
6.43	Amendment to CFO Agreement between BioLife4D Corporation and Wesley Ramjeet, dated August 11, 2022	S-1/A	10.43	04/20/2023
6.44	Executive Employment Agreement between BioLife4D Corporation and Steven Morris, dated September 2, 2022	S-1/A	10.44	04/20/2023
6.45	Option Agreement between BioLife4D Corporation and Dr. Jeffrey Morgan, dated January 26, 2022, effective as of August 1, 2020	S-1/A	10.45	04/20/2023
6.46	Option Agreement between BioLife4D Corporation and Dr. Jeffrey Morgan, dated January 26, 2022, effective as of August 6, 2021	S-1/A	10.46	04/20/2023
6.47	Business Loan Agreement, dated December 6, 2022, by and between BioLife4D Corporation and Fifth Third Bank, National Association	S-1/A	10.47	04/20/2023
6.48	Promissory Note, dated May 18, 2022, made by BioLife4D Corporation in favor of Fifth Third Bank, National Associate	S-1/A	10.48	04/20/2023
6.49	Assignment of Deposit Account, dated December 6, 2022, by and among BioLife4D – SM Trust dated December 6, 2022, by and among BioLife4D –SM Trust dated November 1, 2016, BioLife4D Corporation and Fifth Third Bank, National Association	S-1/A	10.49	04/20/2023
6.50	Amended and Restated Secured Promissory Note, dated December 7, 2022, by the BioLife4D – SM Trust, dated November 1, 2016	S-1/A	10.50	04/20/2023
6.51	Amended and Restated Stock Pledge Agreement, dated December 7, 2022, by the BioLife4D – SM Trust, dated November 1, 2016	S-1/A	10.51	04/20/2023
6.52	Agreement, dated December 6, 2022, between BioLife4D Corporation and BioLife4D – SM Trust, dated November 1, 2016	S-1/A	10.52	04/20/2023
6.53	Promissory Note dated April 5, 2023 by BioLife4D Corporation for 1030 Trust	S-1/A	10.53	04/20/2023
99.1	Code of Business Conduct and Ethics and Insider Trading Policy dated February 14, 2022	S-1/A	14.1	04/20/2023
99.2	Audit Committee Charter dated February 14, 2022	S-1/A	99.1	04/20/2023
99.3	Compensation Committee Charter dated August 23, 2022	S-1/A	99.2	04/20/2023
99.4	Nominating and Corporate Governance Committee Charter, dated August 23, 2022	S-1/A	99.3	04/20/2023

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOLIFE4D CORPORATION

By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer, Secretary, and Chairman of the Board of Directors

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 26, 2023	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer, Secretary, and Chairman of the Board of Directors

Date: April 26, 2023	By:	/s/ Wesley Ramjeet
Wesley Ramjeet
Chief Financial Officer

Date: April 26, 2023	By:	/s/ Stephen Simes
Stephen Simes
Director

Date: April 26, 2023	By:	/s/ Lisa Kelley
Lisa Kelley
Director

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